Exhibit 7.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

Sterling Parent Inc.,

Sterling Merger Inc.

and

SRA International, Inc.

Dated as of March 31, 2011

3.14.	Properties	21
3.15.	Material Contracts	21
3.16.	Labor Relations and Employment	23
3.17.	Insurance	24
3.18.	Opinion of Financial Advisors; Brokers	24
3.19.	Government Contracts	24
3.20.	Export Controls	26
3.21.	Affiliate Transactions	26
3.22.	No Other Representations or Warranties	26

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1.	Organization, Standing and Power	27
4.2.	Corporate Authority and Approval	27
4.3.	No Conflict; Required Filings and Consents	28
4.4.	Litigation	28
4.5.	Financing	29
4.6.	Limited Guarantee	30
4.7.	Capitalization of Merger Sub	30
4.8.	Solvency	30
4.9.	Absence of Certain Agreements	31
4.10.	Brokers	31
4.11.	No Other Representations or Warranties	31

ARTICLE V

COVENANTS

5.1.	Interim Operations	32
5.2.	Acquisition Proposals	36
5.3.	Proxy Statement; Schedule 13E-3	40
5.4.	Stockholders Meeting	41
5.5.	Reasonable Best Efforts; Filings; Other Actions	42
5.6.	Access and Reports	45
5.7.	Publicity	46
5.8.	Employee Benefits	47
5.9.	Expenses	48
5.10.	Indemnification; Directors’ and Officers’ Insurance	48
5.11.	Rule 16b-3	50
5.12.	Financing	50

5.13.	Financing Cooperation	53
5.14.	Transaction Litigation	57
5.15.	State Takeover Statutes	57
5.16.	Excluded Subsidiaries	57
5.17.	Certain Tax Matters	57

ARTICLE VI

CONDITIONS

6.1.	Conditions to Each Party’s Obligation to Effect the Merger	58
6.2.	Conditions to Obligations of Parent and Merger Sub	58
6.3.	Conditions to Obligation of the Company	59
6.4.	Frustration of Closing Conditions	60

ARTICLE VII

TERMINATION

7.1.	Termination by Mutual Consent	60
7.2.	Termination by Either Parent or the Company	60
7.3.	Termination by the Company	60
7.4.	Termination by Parent	61
7.5.	Manner and Effect of Termination and Abandonment	62

ARTICLE VIII

GENERAL PROVISIONS

8.1.	Survival	65
8.2.	Modification or Amendment	65
8.3.	Waiver; Extension	65
8.4.	Counterparts	66
8.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	66
8.6.	Notices	67
8.7.	Specific Performance	68
8.8.	Entire Agreement	69
8.9.	No Third Party Beneficiaries	69
8.10.	Obligations of Parent and of the Company	70
8.11.	Transfer Taxes	70
8.12.	Definitions; Construction	70
8.13.	Severability	80
8.14.	Assignment	80

8.15.	Headings	80
8.16.	Delivery by Facsimile or Electronic Transmission	80

Exhibit A - Certificate of Incorporation of Surviving Corporation

Exhibit B - Bylaws of Surviving Corporation

v

INDEX OF DEFINED TERMS

Terms	Page

Acceptable Confidentiality Agreement	36
Acquisition Proposal	71
Actions	71
Affected Employees	48
Affiliate	72
Affiliate Transaction	26
Agreement	1
Alternate Debt Financing	52
Alternative Acquisition Agreement	37
Applicable Date	14
Bankruptcy and Equity Exception	12
Business Day	72
Bylaws	3
Certificate	4
Certificate of Merger	2
Change of Recommendation	38
Charter	3
Chosen Courts	67
Class A Common Stock	3
Class B Common Stock	4
Closing	2
Closing Date	2
Code	7
Common Stock	4
Company	1
Company Board	1
Company Disclosure Schedule	9
Company Financial Statements	15
Company Leased Property	21
Company Leases	21
Company Material Adverse Effect	72
Company Option	7
Company Option Plans	73
Company Owned Property	21
Company Parties	65
Company Real Property	21
Company Recommendation	12
Company Related Parties	73

Company Reports	14
Company Restricted Stock Award	8
Company Stockholder Approval	73
Confidentiality Agreement	70
Contract	73
Costs	49
Cut-off Date	36
D&O Insurance	49
Debt Commitment Letter	29
Debt Financing	29
DGCL	1
Dissenting Shares	4
Dissenting Stockholders	4
Divestiture Action	45
Effective Time	3
Environmental Law	74
Equity Commitment Letter	29
Equity Financing	29
ERISA	17
ERISA Group	16
ERISA Plan	16
ESPP	74
Exchange Act	13
Exchange Fund	5
Excluded Party	74
Excluded Share	4
Excluded Shares	4
Excluded Subsidiaries	74
FAR	13
FAR System	13
Fee Letter	29
Financing	29
Financing Letters	29
Financing Sources	74
FOCI	74
GAAP	15
Government Bid	75
Government Contract	75
Governmental Entity	75
Guarantors	1
Hazardous Substance	75
Houlihan Lokey	24

HSR Act	13
Indemnified Parties	49
Intellectual Property	75
International Trade Laws and Regulations	75
Intervening Event	38
IP Licenses	20
ITAR	13
Know-how	76
Knowledge of Parent	76
Knowledge of the Company	76
Law	76
Lien	76
Marketing Period	76
Merger	1
Merger Sub	1
Multiemployer Plan	17
New Debt Commitment Letter	52
New Plans	48
NISPOM	13
No Shop Period Start Date	36
Option Cash Payment	8
Order	78
Owned Intellectual Property	20
Parent	1
Parent Disclosure Schedule	27
Parent Fee	63
Parent Material Adverse Effect	78
Parent Related Parties	64
Paying Agent	5
PBGC	17
Per Share Merger Consideration	4
Permits	18
Permitted Liens	78
Person	79
Plans	16
Preferred Stock	10
Proxy Statement	41
Record Date	42
Record Holder	79
Registered Intellectual Property	20
Regulatory Law	79
Reimbursement Obligations	57

Representatives	79
Restricted Stock Award Payment	8
Rollover Investment	29
Rollover Letter	29
Rollover Stockholder	1
Sarbanes-Oxley Act	14
SEC	9
Securities Act	11
Share	3
Shares	3
Software	79
Solvent	79
Special Committee	1
Stockholders Meeting	42
Subsidiary	79
Superior Proposal	80
Surviving Corporation	2
Tax	80
Tax Return	80
Taxes	80
Teaming Agreement	80
Termination Date	61
Termination Fee	80
Total Common Stock Merger Consideration	4
Total Option Cash Payments	8
Total Restricted Stock Award Payments	8
Transaction Litigation	47
Volgenau	1
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 31, 2011 (this “Agreement”), is by and among Sterling Parent Inc., a Delaware corporation (“Parent”), Sterling Merger Inc., a Delaware corporation (“Merger Sub”), and SRA International, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”), and the respective boards of directors of Parent and Merger Sub, have each approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”), approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, The Ernst Volgenau Revocable Trust (the “Rollover Stockholder”) has entered into the Rollover Letter, pursuant to which and subject to the terms and conditions thereof, the Rollover Stockholder shall make the Rollover Investment;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Dr. Ernst Volgenau and certain other Persons which are family trusts or other similar estate planning vehicles or 401(k) retirement plans controlled by and for the benefit of Dr. Ernst Volgenau or his spouse (collectively, “Volgenau”) have entered into the Voting and Support Agreement (the “Voting Agreement”) with Parent and Merger Sub, pursuant to which, among other things, and subject to the terms and conditions contained therein, Volgenau has agreed to vote its Shares in favor of the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. (the “Guarantors”) have entered into the Limited Guarantee in favor of the Company, pursuant to which, subject to the terms and conditions contained therein, the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1.          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.

1.2.          Closing.  The closing of the Merger (the “Closing”) will take place at (a) 9:00 a.m., New York City time, on the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier of (i) a date during the Marketing Period specified by Parent on two Business Days notice to the Company and (ii) the second Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VI as of the date determined pursuant to this proviso), or (b) such other date, time or place as is agreed to in writing by the parties hereto.  The date upon which the Closing actually occurs is referred to herein as the “Closing Date”.

1.3.          Effective Time.  Subject to the terms and conditions hereof, as soon as practicable following the Closing on the Closing Date, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and shall take all such reasonable further actions as may be required by Law to make the Merger effective.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the office of the Secretary of

State of the State of Delaware or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

ARTICLE II

EFFECTS OF THE MERGER

2.1.          Effects of the Merger.  The Merger shall have the effects specified in the DGCL and this Agreement.

2.2.          The Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to be in the form attached hereto as Exhibit A, until thereafter amended as provided therein or by applicable Law (subject to Section 5.10).

2.3.          The Bylaws.  At the Effective Time, the by-laws of the Surviving Corporation (the “Bylaws”) shall be amended in their entirety to be in the form attached hereto as Exhibit B, until thereafter amended as provided therein or by applicable Law (subject to Section 5.10).

2.4.          Directors.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.5.          Officers.  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.

2.6.          Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Sub, the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a)           Merger Consideration.  Each share (a “Share” and, collectively, the “Shares”) of Class A common stock, par value $0.004 per share, of the Company (the “Class A Common Stock”), and Class B common stock, par value $0.004 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) issued and outstanding immediately prior to the Effective Time, other than (i) Shares to be cancelled pursuant to Section 2.6(d), (ii) Shares owned by Parent, Merger Sub or any other Subsidiary of Parent as of immediately prior to the Effective Time and (iii) Shares (the “Dissenting Shares”) that are, as of immediately prior to the Effective

Time, owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (each Share referred to in clauses (i), (ii) or (iii) above being an “Excluded Share” and collectively, “Excluded Shares”), shall be converted into the right to receive $31.25 in cash (the “Per Share Merger Consideration” and the sum of all such payments, the “Total Common Stock Merger Consideration”), without interest.  Except as provided in Section 2.6(d), at the Effective Time, all of the Shares shall cease to be outstanding, shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of Shares) which immediately prior to the Effective Time represented any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares, without interest.

(b)           Cancellation of Excluded Shares.  Each Excluded Share (other than any Shares that Parent elects to have converted into shares of capital stock of the Surviving Corporation pursuant to Section 2.6(d)) shall be cancelled and retired without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment referred to in Section 2.7(f) with respect to such Dissenting Shares.

(c)           Merger Sub.  At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)           Treasury Shares; Shares Owned by Company Subsidiaries.  Any Share owned by the Company (whether held in treasury or otherwise) or any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive the Per Share Merger Consideration and shall be treated as an Excluded Share pursuant to Section 2.6(a) and Section 2.6(b), unless Parent elects in writing prior to the Effective Time for such Share to be converted in connection with the Merger into one share of a class of stock of the Surviving Corporation designated by Parent.

2.7.          Payment.

(a)           Paying Agent.  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld) (the “Paying Agent”), for the benefit of the Record Holders of Shares, for exchange in accordance with this Article II through the Paying Agent, a cash amount in immediately available funds not less than the Total Common Stock Merger Consideration (such aggregate cash amount as deposited with the Paying Agent being hereinafter referred to as the “Exchange Fund”).  If, after the Effective Time, a Dissenting Stockholder effectively withdraws its demand for, or loses its right to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall deposit, or shall cause to be deposited, with the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its right to, appraisal pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration.  If at any time the Exchange Fund shall be insufficient to make the aggregate payments contemplated by Section 2.6(a), Parent shall, or shall cause the Surviving Corporation to, promptly deposit such additional cash amounts in immediately available funds as is necessary to ensure that the Exchange Fund is maintained at a level sufficient for the Paying Agent to make such aggregate payments.

(b)           Payment Procedures.

(i)            Letter of Transmittal.  Promptly (and in any event within two Business Days) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of Shares (other than Excluded Shares to the extent such Record Holder does not also hold Shares that are not Excluded Shares) a letter of transmittal in customary form and with such other provisions as Parent and the Company shall reasonably agree and instructions for use in surrendering the Certificates representing such Shares and determining the amount to which such Record Holder is entitled as a result of the Merger.

(ii)           Payment for Shares.  Upon delivery to the Paying Agent of such letter of transmittal by any Record Holder of Shares (other than Excluded Shares), duly completed and signed in accordance with its instructions, together with such other documents as may be reasonably required pursuant to such instructions and surrender of the Certificate (if any) that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 2.7(e), or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement), such Record Holder shall be entitled to receive from the Exchange Fund a cash amount in immediately available funds equal to the number of such Shares multiplied by the Per Share Merger Consideration, and, if applicable, the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable as provided above.  Risk of loss of and title to any Certificate will pass only upon proper delivery as provided above.  In the event of a transfer of ownership of Shares that is not registered in the stock transfer books of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal and the Certificate representing such Shares is presented to the Paying Agent and is accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.  The Per Share Merger Consideration paid with respect to any Share in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(c)           Transfers.  From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or Paying Agent any Certificates or any transfer instructions relating to Shares cancelled in the Merger, such Person shall be given a copy of the letter of transmittal referred to in Section 2.7(b)(i) and instructed to comply with the instructions set forth therein in order to receive any cash to which such Person may be entitled with respect to such Shares pursuant to this Article II.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the Record Holders of Shares on the date that is twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation.  Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 2.7(b)(i), without any interest thereon.  Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Record Holder claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Record Holder of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount equal to the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration, without any interest thereon.

(f)            Dissenting Shares.  No Person who, prior to the Effective Time, has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn (in accordance with Section 262(k) of the DGCL) or lost such Person’s right to appraisal pursuant to the DGCL with respect to such Dissenting Shares.  Unless and until a Dissenting Stockholder shall have effectively so withdrawn or lost such Dissenting Stockholder’s right to appraisal pursuant to the DGCL with respect to such Dissenting Shares, such Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares.  The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal by Company stockholders under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands.

(g)           Withholding Rights.  Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to Record Holders of Shares or holders of Company Options or Company Restricted Stock Awards pursuant to this Agreement such Taxes as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”).  To the extent that amounts are so deducted and withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such deducted and withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or Paying Agent, as the case may be.

2.8.          Stock Options and Restricted Stock; Employee Stock Purchase Plan.

(a)           Treatment of Stock Options.  As of the Effective Time, each outstanding option to purchase Shares granted pursuant to any of the Company Option Plans (each, a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall automatically, by virtue of the Merger and without any action on the part of the holder of such Company Option, become fully vested and converted into the right to receive, immediately after the Effective Time (without interest thereon), a cash payment with respect thereto equal to the product of (x) the total number of Shares issuable upon exercise of such Company Option as of immediately prior to the Effective Time and (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option (the “Option Cash Payment”, and the sum of all such payments, the “Total Option Cash Payments”).  As of the Effective Time, all Company Options shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment.

(b)           Treatment of Restricted Stock.  As of the Effective Time, each award of restricted stock granted pursuant to any of the Company Option Plans (each, a “Company Restricted Stock Award”) that is outstanding and unvested immediately prior to the Effective Time shall automatically, by virtue of the Merger and without any action on the part of the holder of such Company Restricted Stock Award, become fully vested and converted into the right to receive, immediately after the Effective Time, without interest thereon, a cash payment with respect thereto equal to the product of (x) the total number of Shares subject to such Company Restricted Stock Award as of immediately prior to the Effective Time and (y) the Per Share Merger Consideration (the “Restricted Stock Award Payment” and the sum of all such payments, the “Total Restricted Stock Award Payments”).  As of the Effective Time, all Company Restricted Stock Awards shall automatically cease to exist, and each holder of a Company Restricted Stock Award shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Award Payment.

(c)           Employee Stock Purchase Plan.  The Company shall take all actions necessary to ensure that (i) no offering period under the ESPP shall be commenced on or after July 1, 2011, (ii) no new participants may join the offering period in existence under the ESPP on or after the date of this Agreement and (iii) no participant may increase the amount of his or her salary deferrals with respect to such offering period. All outstanding purchase rights under the ESPP shall automatically be exercised, in accordance with the terms of the ESPP, at the end of the offering period that commences on or about April 1, 2011. The Company shall cause the ESPP to terminate with such purchase, and no further purchase rights shall be granted or exercised under the ESPP thereafter. If the Closing shall occur prior to the end of the offering period beginning on or about April 1, 2011, the Company shall cause a new exercise date to be set under the ESPP, which date shall be the Business Day immediately prior to the anticipated Closing Date.

(d)           Payments.  Promptly (and in any event within two Business Days) after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay to (i) each holder of a Company Option the amount of the aggregate Option Cash Payment due and payable to such holder pursuant to Section 2.8(a), and (ii) each holder of a Company Restricted Stock Award the amount of the aggregate Restricted Stock Award Payment due and payable to such holder pursuant to Section 2.8(b).

(e)           Company Actions.  At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt such resolutions and take such actions  as are necessary to effectuate the foregoing provisions of this Section 2.8.

2.9.          Adjustments to Prevent Dilution.  In the event that, between the date of this Agreement and the Effective Time, the Company changes the number of Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be correspondingly adjusted to reflect such change and to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to the occurrence of such event, and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company Reports filed with the Securities and Exchange Commission (the “SEC”) since July 1, 2009 and prior to the date of this Agreement (other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature, but it being agreed that the exception set forth in this clause (i) shall not be applicable to Section 3.2) or (ii) the corresponding sections or subsections of the disclosure schedule delivered to Parent and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Schedule”) (it being agreed and acknowledged that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent the relevance of such item is reasonably apparent from the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1.          Organization, Standing and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing would not, individually or in the aggregate, constitute a Company Material Adverse Effect.  Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority would not, individually or in the aggregate, constitute a Company Material Adverse Effect.  The Company has made available to Parent true and correct copies of the certificate of incorporation and by-laws (or similar governing instruments) of the Company and each of its Subsidiaries, each as amended to the date of this Agreement.

3.2.          Capital Structure.

(a)           The authorized capital stock of the Company consists of 180,000,000 shares of Class A Common Stock, 55,000,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock, par value $0.20 per share (the “Preferred Stock”).  As of the close of business on March 31, 2011, (i) 45,683,260 shares of Class A Common Stock were issued and outstanding, (ii) 11,752,469 shares of Class B Common Stock were issued and outstanding, (iii) no shares of Preferred Stock were outstanding and (iv) 3,340,714 shares of Common Stock were held by the Company in its treasury.  As of the close of business on March 31, 2011, (i) 5,761,318 shares of Class A Common Stock were subject to outstanding Company Options, (ii) 825,631 shares of Class A Common Stock were subject to Company Restricted Stock Awards, and (iii) other than 11,200,000 shares of Class A Common Stock reserved for issuance pursuant to the Company Option Plans and 150,284 shares of Class A Common Stock reserved for issuance pursuant to the ESPP, the Company has no shares of Class A Common Stock reserved for issuance under any equity compensation plan.  Section 3.2(a) of the Company Disclosure Schedule sets forth as of the date of this Agreement, (i) a list of all holders of Company Options, including the date of grant of such Company Options, the number of Shares of Class A Common Stock subject to such Company Options and the price per share at which such Company Options may be exercised, and (ii) a list of all holders of Company Restricted Stock Awards, including the date of grant and the number of Shares subject to such Company Restricted Stock Awards.  All of the outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to any preemptive rights.  All shares of Class A Common Stock issuable upon exercise of Company Options and the Company Restricted Stock Awards have been duly reserved for issuance by the Company, and upon issuance of such shares of Class A Common Stock in accordance with the terms of the Company Option Plans, will be duly authorized, validly issued and fully paid and nonassessable and will not be subject to any preemptive or similar rights.

(b)           All of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights, and are owned of record and beneficially by the Company or by a direct or indirect wholly-owned Subsidiary of the Company (other than directors’ qualifying shares), free and clear of any Lien (except for (i) any Permitted Lien, and (ii) such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable securities Laws).  Section 3.2(b) of the Company Disclosure Schedule sets forth as of the date of this Agreement the name of each Subsidiary of the Company and its jurisdiction of organization.

(c)           Except as set forth above in this Section 3.2, there are no preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the Company’s stockholders on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Except pursuant to any Company Option Plan and the ESPP, there are no outstanding Contracts to which the Company or any of its Subsidiaries is a party requiring the repurchase, redemption, or other acquisition of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries.

(d)           Other than agreements included in, or incorporated by reference into, the Company Reports, there are no stockholder agreements, registration rights agreements, voting trusts or other Contracts to which the Company is a party with respect to the voting or registration of the capital stock or other voting or equity interests of the Company or any preemptive rights with respect thereto.

(e)           Except for the capital stock and other equity interests of the Company’s Subsidiaries set forth on Section 3.2(b) of the Company Disclosure Schedule and except as set forth on Section 3.2(e) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity interests in any Person.  Neither the Company nor any of its Subsidiaries has entered into any commitment, arrangement or other Contract, or is otherwise obligated, to contribute capital, loan money or otherwise provide funds or make any investment in any other Person.

3.3.          Corporate Authority and Approval.

(a)           The Company has all requisite corporate power and authority necessary in order to execute and deliver, and perform its obligations under, this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the consummation of the Merger, the Company Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)           On or prior to the date of this Agreement, the Company Board (upon the unanimous recommendation of the Special Committee) has duly and unanimously adopted resolutions (i) determining that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Merger and the other transactions contemplated hereby, (iii) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (iv) resolving, subject to Section 5.2, to recommend adoption of this Agreement to the holders of Shares (such recommendation, the “Company Recommendation”), which resolutions, as of the date hereof, have not been withdrawn or modified in a manner adverse to Parent.  Adoption of this Agreement by an affirmative vote of a majority of all votes that may be cast with respect to the outstanding Shares, voting together as though a single class of capital stock, entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, is the only vote of holders of any class or series of capital stock of the Company required to adopt this Agreement under applicable Law.

3.4.          No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) conflict with or violate any provision of the certificate of incorporation or by-laws of the Company, (ii) except as set forth on Section 3.4(a) of the Company Disclosure Schedule and assuming compliance with the matters set forth in Section 3.4(b), conflict with or result in any breach or violation of, or constitute a default under, or give rise to any right of termination, acceleration or other alteration in the rights under, (A) any Material Contract (other than any Material Contract that is (x) not a Government Contract and (y) terminable without liability by either party thereto upon 90 days or less notice) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties, assets or rights are bound or (B) any Permit applicable to the Company or any of its Subsidiaries, (iii) assuming compliance with the matters set forth in Section 3.4(b) and assuming the Company Stockholder Approval is obtained, violate any provision of Law applicable to the Company or any of its Subsidiaries or (iv) result in the creation of any Lien upon any of the properties, assets or rights of the Company or any of its Subsidiaries (other than any such Lien created as a result of any action taken by Parent or Merger Sub), except, in the case of clauses (ii), (iii) and (iv) above, for any such conflict, violation, breach, default, termination, acceleration, alteration, Lien or other occurrence that would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization, waiver, registration, declaration or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (ii) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, (iii) the applicable requirements of the NYSE, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) the applicable requirements under the National Industrial Security Program Operating Manual dated February 28, 2006 and supplements, amendments and revisions thereof (the “NISPOM”), (vi) the applicable requirements under Title 22, Section 122.4 of the International Traffic in Arms Regulations (the “ITAR”), (vii) the applicable requirements of the U.S. Federal Acquisition Regulation (“FAR”, and together with the Department of Defense Federal Acquisition Regulation Supplement and the other agency acquisition regulations that implement or supplement the FAR, the “FAR System”), and (viii) any such consent, approval, authorization, waiver, registration, declaration, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

3.5.          Company Reports; Financial Statements.

(a)           The Company has timely filed or furnished, as applicable, each form, proxy statement, certification, report and other document required to be filed or furnished by the Company with the SEC pursuant to the Exchange Act or the Securities Act since July 1, 2009 (the “Applicable Date”) (together with all exhibits and schedules thereto and all information incorporated therein by reference, and including any amendments or supplements thereto, the “Company Reports”).  As of their respective dates, each of the Company Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment, taking into the account the content of the amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since the Applicable Date and prior to the date hereof (other than those that are publicly available).  Except as set forth on Section 3.5(a) of the Company Disclosure Schedule, as of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports.  Except as set forth on Section 3.5(a) of the Company Disclosure Schedule, to the Knowledge of the Company, as of the date hereof, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b)           The Company and its Subsidiaries have established and maintain internal control over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15(f) of the Exchange Act) effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in and in accordance with the requirements of Rule 13a-15(e) of the Exchange Act) effective to ensure that material information required to be disclosed by the Company is reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC.  The Company has disclosed, based on the most recent evaluation of its chief executive officer and chief financial officer prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c)           Each of the consolidated financial statements of the Company and its Subsidiaries included in or incorporated by reference into the Company Reports (including, in each case, the related notes thereto) (the “Company Financial Statements”) fairly presents, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the respective periods set forth therein (subject, in the case of unaudited financial statements, to normal year-end audit adjustments), and, in each case, were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

3.6.          No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (i) set forth or reflected or reserved against in the unaudited consolidated balance sheet of the Company as of December 31, 2010 included in the Company Reports, (ii) incurred in the ordinary course of business since December 31, 2010, (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (iv) that would not, individually or in the aggregate, constitute a Company Material Adverse Effect.  Except as set forth on Section 3.6 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).

3.7.          Absence of Certain Changes.  Since June 30, 2010, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such businesses consistent with past practice, except in connection with this Agreement and the transactions contemplated hereby, (ii) there has not occurred any Company Material Adverse Effect and (iii) except as set forth on Section 3.7(iii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has taken any action or agreed to take any action that would be prohibited by clauses (iii), (v), (vi), (vii), (viii), (ix), (x), (xi) or (xv) of Section 5.1(a) if it were taken on or after the date of this Agreement without Parent’s consent.

3.8.          Litigation.  Except as set forth on Section 3.8 of the Company Disclosure Schedule, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or outstanding Orders by which the Company or any of its Subsidiaries is subject or bound, in each case that would, individually or in the aggregate, constitute a Company Material Adverse Effect.

3.9.          Employee Benefits.

(a)           The Company has delivered or made available to Parent on or prior to the date hereof copies of (i) each “employee benefit plan” subject to ERISA that it currently sponsors (each, an “ERISA Plan”), and each material employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation or other equity-based, severance or termination pay, retention or change of control plan, agreement or arrangement (including amendments thereto) that is currently sponsored or maintained by the Company for the benefit of any employee or former employee of the Company (excluding any employment agreements or offer letters that do not provide for the payment of severance other than in accordance with Company policy and do not provide for any payments related to the transactions contemplated by this Agreement) (collectively, the “Plans”), (ii) if any Plan is funded through a trust or any third party funding vehicle (including insurance), copies of such trust or other vehicle, (iii) with respect to each ERISA Plan (as applicable), the two most recent Forms 5500 (with all attachments thereto), the most recent IRS determination letter, and the current summary plan description, (iv) since the Applicable Date, all material written communications with respect to an ERISA Plan received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Authority and (v) any applicable actuarial report prepared for the Company since the Applicable Date with respect to an ERISA Plan or a Plan that provides pension, disability, post-employment life or medical benefits.

(b)           Section 3.9(b) of the Company Disclosure Schedule contains a true and complete list as of the date hereof of all Plans.

(c)           Neither the Company nor any trade or business that is a member of the Company’s controlled group within the meaning of Section 414(b) or (c) of the Code (“ERISA Group”) (i) sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any pension plan subject to Title IV of ERISA, or (ii) contributes to or is obligated to contribute to, or within the three years preceding the date of this Agreement contributed to or was obligated to contribute to, any Plan that is a Multiemployer Plan.  For purposes of this Agreement, (x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, (y) “PBGC” means the Pension Benefit Guaranty Corporation and (z) “Multiemployer Plan” means a multiemployer plan within the meaning of section 4001(a)(3) of ERISA.

(d)           Each of the ERISA Plans has been operated and administered in all material respects in accordance with their terms and with all applicable Laws, including but not limited to ERISA and the Code, except where such noncompliance would not,  individually or in the aggregate, constitute a Company Material Adverse Effect, and, except as set forth on Section 3.9(d) of the Company Disclosure Schedule, no Actions, or audits or investigations by a Governmental Entity, are pending or, to the Knowledge of the Company, threatened with respect to a Plan, which could reasonably be expected to constitute a Company Material Adverse Effect.

(e)           Each of the ERISA Plans which is intended to be “qualified” within the meaning of section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service as to its qualification under the Code or is in the form of a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service.

(f)            Full payment has been made, or will be made in accordance with ERISA and the Code, of all amounts which any member of the ERISA Group is required to pay on or before the Closing Date under the terms of each of the Plans and Sections 412 and 430 of the Code.  Except as does not constitute a Company Material Adverse Effect, each Plan that is subject to the minimum funding standards of the Code or ERISA satisfies such standards, and no waiver of such funding has been sought or obtained.  No such Plan incurred an “accumulated funding deficiency” within the meaning of Sections 412 and 430 of the Code and Section 303 of ERISA, whether or not waived.

(g)           Except as set forth on Section 3.9(g) of the Company Disclosure Schedule, no current or former employee of the Company is or will become entitled to post-employment death or medical benefits by reason of service to the Company or its Subsidiaries, other than pursuant to Section 4980B of the Code or similar state Law.

(h)           Except as set forth on Section 3.9(h) of the Company Disclosure Schedule, no Plan exists that, as a result of the execution of this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Plans, (iii) result in the payment of retention bonuses or transaction bonuses or (iv) result in payments which would not be deductible under Section 280G of the Code, except, in each case, as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

3.10.        Compliance.  Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the business of the Company and its Subsidiaries is, and since the Applicable Date has been, conducted in compliance with all applicable Laws, and (ii) the Company and its Subsidiaries hold and are in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (collectively, “Permits”) necessary to conduct their respective businesses as presently conducted.  Since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity that any Permit will be terminated or modified, is threatened with suspension, or will not be renewed in the ordinary course of business consistent with past practice, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

3.11.        Environmental Matters.

(a)           Except for such matters as would not, individually or in the aggregate, constitute a Company Material Adverse Effect: (i) the Company and its Subsidiaries are, and have been since the Applicable Date, in compliance with all applicable Environmental Laws, (ii) the Company and its Subsidiaries possess and maintain in good standing all material Permits required under applicable Environmental Laws for the operation of their respective businesses as presently conducted, (iii) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice of violation of, or required remedial or corrective action under, any applicable Environmental Law, other than a notice of violation or required remedial or corrective action that has been resolved, and (iv) there are no Actions pending or, to the Knowledge of the Company, threatened, against the Company or any Subsidiary under any Environmental Law.

(b)           The Company has made available to Parent and Merger Sub all environmental assessments and audits, and environmental investigation reports, in each case materially bearing on material environmental matters or material environmental liabilities prepared since the Applicable Date, in each case relating to the Company, any of its Subsidiaries, or any of their respective predecessors or affiliates, or any of their current or former properties or facilities, to the extent such documents are in the possession or custody of the Company or any of its Subsidiaries.

(c)           Notwithstanding any other representation or warranty in Article III of this Agreement, the representations and warranties contained in this Section 3.11 constitute the sole representations and warranties of the Company regarding matters relating to any Environmental Law.

3.12.        Taxes.

(a)           The Company and each of its Subsidiaries (i) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, complete and correct in all material respects and (ii) have withheld and paid over to the appropriate Tax authority all material Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party.

(b)           There are no pending or threatened in writing, audits (or other similar proceedings initiated by a Governmental Entity) in respect of material Taxes or material Tax matters to which the Company or any Subsidiary is a party.  The Company and each of its Subsidiaries have paid all material Taxes due and payable, whether or not shown as due on any Tax Return, or has made a provision for the payment of all material Taxes that are due or claimed to be due from it by any Governmental Entity.

(c)           Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (excluding any agreement or arrangement entered into in the ordinary course of business that is (i) between or among the Company or any of its Subsidiaries or (ii) not primarily related to Taxes).  Within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.  Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(d)           As of the date hereof, neither the Company nor any of its Subsidiaries has executed (or had executed on its behalf) any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any material Taxes or Tax Returns.

(e)           There are no liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)            Neither the Company nor any of its Subsidiaries has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or non-U.S. law that is currently in effect; or (ii) extended the time within which to file any Tax Return (other than an automatic extension not requiring the consent of any taxing authority), which Tax Return has since not been filed.

(g)           Neither the Company nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign law) by reason of a change in accounting method or otherwise, which adjustments would apply after the Merger.

(h)           All elections made under Treasury Regulation Section 301.7701-3 for the Company and its Subsidiaries are set forth on Section 3.12 of the Company Disclosure Schedule.

(i)            No Subsidiary of the Company owns any share of capital stock of the Company.

3.13.        Intellectual Property.

(a)           Section 3.13(a) of the Company Disclosure Schedule sets forth a list of all Intellectual Property owned by the Company or any of its Subsidiaries (the “Owned Intellectual Property”) that is (i) a trademark that is registered or subject to an application for registration or a pending or issued patent or (ii) a registered copyright that is material to the business of the Company and its Subsidiaries (the “Registered Intellectual Property”).  The Owned Intellectual Property is not subject to any Lien other than Permitted Liens (subject to any right, title or interest that any Governmental Entity may have in or to any Owned Intellectual Property).  Each item of Registered Intellectual Property and each unregistered copyright in Software owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries and is licensed as a product by the Company or any of its Subsidiaries to its customers is, as applicable, valid, subsisting and enforceable and, to the Knowledge of the Company, no Owned Intellectual Property is being infringed or misappropriated by any third party, except in each case, as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b)           Section  3.13(b) of the Company Disclosure Schedule sets forth a list of all license agreements that are material to the business of the Company and its Subsidiaries pertaining to Intellectual Property to which the Company or any of its Subsidiaries is a party as a licensor or licensee (excluding any (i) “shrink-wrap” or “off-the-shelf” or other types of Software licenses that are based on standardized terms (regardless of whether negotiated or modified), (ii) Software licenses (x) to be assigned or otherwise transferred to any Governmental Entity in connection with a Government Contract, or (y) with a replacement cost or annual license fee of less than $100,000, (iii) non-exclusive licenses granted in the ordinary course of business to any customer (other than a Governmental Entity), (iv) licenses to or from any Governmental Entity, and (v) open source licenses) (the “IP Licenses”).  Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect or as set forth on Section 3.13(b) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries have sufficient rights to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, (ii) the Company and its Subsidiaries have not received any written notice of claim since the Applicable Date and no claims are pending or, to the Knowledge of the Company, have been threatened since the Applicable Date, that allege that the Company or any of its Subsidiaries has infringed or misappropriated or is infringing or misappropriating the Intellectual Property rights of any Person and (iii) the operation of the business of the Company and its Subsidiaries has not since the Applicable Date infringed or misappropriated, and does not, as currently conducted, infringe or misappropriate the Intellectual Property rights of any other Person.

(c)           Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company or its Subsidiaries, to the extent applicable, have not knowingly incorporated copyrighted material in any deliverable Data to the Government that is a material component of such deliverable Data without notice or Government approval unless the Company or its Subsidiaries (i) is the owner of the copyright or (ii) has obtained for the Government rights in, or a license or other right to use, the copyright as applicable and to the extent necessary under any Government Contract.  For purposes of this Section 3.13, the term “Data” shall have the meaning set forth in 48 CFR 52.227-14 (2007).

3.14.        Properties.

(a)           Except as does not constitute a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to each parcel of real property owned by the Company or any of its Subsidiaries (the “Company Owned Property”), free and clear of all Liens, other than Permitted Liens.  Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Owned Property as of the date hereof.

(b)           Except as does not constitute a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has a good and valid leasehold interest in each material parcel of real property leased by the Company or any of its Subsidiaries (the “Company Leased Property” and together with the Company Owned Property, the “Company Real Property”) pursuant to a lease (the “Company Leases”), (ii) each Company Lease is valid and binding on the Company and each of its Subsidiaries that is a party thereto and is in full force and effect, and (iii) neither the Company nor any of its Subsidiaries is in violation of, or default under, any Company Lease.  Section 3.14(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Leased Property as of the date hereof.

(c)           Except as does not constitute a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to, or valid and enforceable rights to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of the material personal property purported to be owned or leased by the Company or any of its Subsidiaries on the unaudited consolidated balance sheet of the Company as of December 31, 2010 included in the Company Reports, free and clear of all Liens, other than Permitted Liens, except to the extent disposed of in the ordinary course of business since December 31, 2010.

3.15.        Material Contracts.

(a)           Except for this Agreement, for Contracts filed as exhibits to the Company Reports or as disclosed in Section 3.15(a) of the Company Disclosure Schedule, as of the date of this Agreement (i) neither the Company nor any of its Subsidiaries is a party to, and (ii) none of the Company, any of its Subsidiaries, or any of their respective properties, assets or rights is bound by:

(i)            any Contract that is or would be required to be filed by the Company as a “material contract” with the SEC pursuant to Item 601(b)(10) of Regulation S-K or disclosed by the Company on Form 8-K;

(ii)           any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture (excluding any Teaming Agreement) that is material to the business of the Company and its Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company;

(iii)          any Contract (other than among consolidated Subsidiaries of the Company or capital or operating leases) relating to (x) indebtedness for borrowed money or (y) any interest rate, currency or commodity derivatives or hedging transactions;

(iv)          any Contract (other than any Teaming Agreement) that purports to limit the right of the Company or any of its Subsidiaries to engage or compete in any line of business or to compete with any Person or operate in any location, in each case in any respect material to the business of the Company and its Subsidiaries, taken as a whole;

(v)           any Contract entered into since the Applicable Date relating to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including payment, indemnification, purchase price adjustment, “earn-out” or other contingent obligations) of the Company or any of its Subsidiaries that are still in effect and would reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $250,000;

(vi)          any Contract that obligates the Company to make any capital commitment or expenditure (including pursuant to any joint venture) in excess of $1,000,000;

(vii)         any individual Contract with an employee of the Company or any of its Subsidiaries that provides for compensation in any fiscal year that is equal to or greater than $400,000 (excluding any compensation related to expatriate costs and expenses, such as expatriate allowance, expatriate bonus, assignment completion bonus, post differential/hardship pay, post or cost of living allowance, education allowance, housing or living quarters allowance, relocation expenses, repatriation allowance, automobile allowance, language courses and orientation, travel costs, cost for tax assistance and preparation, and temporary housing costs), other than any offer letter or similar employment arrangement that can be terminated without express liability post-termination other than severance paid in the ordinary course of business; and

(viii)        any Contract that prohibits the pledging of capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company.

“Material Contract” means (i) each Contract of the type described in clauses (i) through (viii) above, (ii) each IP License, (iii) each of the top 50 Contracts, based on fiscal year 2011 projected revenue, (iv) the Contracts listed in Section 3.15(a)(ix) of the Company Disclosure Schedule, and (v) each of the top 25 current subcontract agreements, based on total value.

(b)           Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect: (i) each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except to the extent such Material Contract has previously expired in accordance with its terms, (ii) none of the Company, its Subsidiaries, or, to the Knowledge of the Company, the other parties thereto, is in violation of, or default under, any provision of any Material Contract, (iii) to the Knowledge of the Company, no party to any Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a material default under the provisions of such Material Contract and (iv) neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract that such party intends to terminate or not renew such Material Contract.

(c)           The Company has made available to Parent true and complete copies of (including all amendments or modifications to), all Material Contracts (other than (i) those filed as exhibits to Company Reports and (ii) those in clause (ix) that are not permitted to be disclosed pursuant to applicable Law or contractual confidentiality restrictions).

3.16.        Labor Relations and Employment.  Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) since the Applicable Date, there has been no material labor strike, dispute, slowdown, work stoppage, concerted refusal to work overtime, lockout or other material labor dispute pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (ii) the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, employee classification, withholding of taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.  Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, except as may be required by foreign Law with respect to the Excluded Subsidiaries.

3.17.        Insurance.  Except as would not constitute a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, and (ii) all such material insurance policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

3.18.        Opinion of Financial Advisors; Brokers.

(a)           Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) has delivered to the Special Committee on or prior to the date of this Agreement an opinion to the effect that, as of the date of such opinion and subject to the various assumptions and qualifications set forth therein, the Per Share Merger Consideration to be received by holders of Shares (other than Volgenau and its Affiliates) is fair, from a financial point of view, to such holders.  A copy of such opinion will be delivered, solely for informational purposes, to Parent following receipt thereof by the Special Committee.

(b)           Except for Houlihan Lokey (the fees and expenses of which will be paid by the Company), no broker, finder, financial advisor, investment banker or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has provided to Parent complete and correct copies of all Contracts under which any such fees or expenses are payable or relating to the engagement of Houlihan Lokey in connection with the transactions contemplated by this Agreement.

3.19.        Government Contracts.

(a)           Except as set forth in Section 3.19(a) of the Company Disclosure Schedule, with respect to the Company and its Subsidiaries’ top 50 Contracts, based on fiscal year 2011 projected revenue, the Contracts listed in Section 3.15(a)(ix) of the Company Disclosure Schedule, and the top 25 current subcontract agreements, based on total value: (i) the Company and each of its Subsidiaries since the Applicable Date have complied in all material respects with the material terms and conditions thereof and applicable Laws thereto; (ii) the representations and certifications made by or on behalf of the Company and its Subsidiaries in or pursuant thereto were accurate and complete in all material respects when made and the Company and its Subsidiaries have complied in all material respects with all such representations and certifications; and (iii) since the Applicable Date, no written notice of termination for convenience, default or breach of applicable material term, condition, Law, representation, or certification, or cure notice or show cause that are currently in effect have been received in writing by the Company or any of its Subsidiaries.

(b)           Except as set forth on Section 3.19(b) of the Company Disclosure Schedule, since the Applicable Date, to the Knowledge of the Company (i) none of the directors or officers of the Company or any of its Subsidiaries has been or is under administrative, civil or criminal investigation, indictment or information by any U.S. Governmental Entity (except as to routine security investigations), (ii) there has not been, and there is not currently pending or threatened, any material audit or investigation (other than routine audits) by any U.S. Governmental Entity, including with respect to any alleged or actual irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid, and (iii) neither the Company nor any of its Subsidiaries has, in accordance with 48 C.F.R. 9.4, made a disclosure or entered into a consent order or administrative agreement with respect to any alleged or actual irregularity, misstatement or omission arising under a Government Contract, except where any such alleged or actual irregularity, misstatement or omission would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(c)           Except as set forth on Section 3.19(c) of the Company Disclosure Schedule, there are no material outstanding claims against the Company or any of its Subsidiaries by a U.S. Governmental Entity or by any prime contractor, subcontractor, or vendor arising under any Government Contract.

(d)           Except as set forth on Section 3.19(d), since the Applicable Date, neither the Company, nor its Subsidiaries, has been or is suspended, debarred or proposed for suspension or debarment from doing business with a Governmental Entity, or has been or is the subject of a finding of non-responsibility or ineligibility for U.S. Government or non-U.S. Government contracting.

(e)           Except as set forth on Section 3.19(e), since the Applicable Date, and to the Knowledge of the Company (i) no material payment due to the Company or any of its Subsidiaries pertaining to a Government Contract has been withheld, recouped, or set-off, nor has any material claim been made to withhold, recoup or set-off any payment (except as may be required as a standard withholding in accordance with the payment or award fee terms of the applicable Government Contract); and (ii) none of the U.S. Government

Contracts has incurred, or currently projects to incur, a material annual cost overrun, in excess of any amount accrued on the Company’s financial statements in accordance with GAAP, except in the case of clauses (i) and (ii) above, for such withholdings, recoupment, set-offs and cost overruns that would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(f)            The Company and its Subsidiaries have all of the facility and personnel security clearances necessary to conduct the business of the Company and its Subsidiaries as currently being conducted in all material respects.  The Company and its Subsidiaries hold and, at all relevant times since July 1, 2008 held, at least a “satisfactory” rating from the Defense Security Service (“DSS”) with respect to the facility security clearances.

3.20.        Export Controls.  Section 3.20 of the Company Disclosure Schedule sets forth the registrations and material licenses of the Company and its Subsidiaries with the Directorate of Defense Trade Controls, U.S. Department of State under the ITAR and/or Bureau of Industrial Security, U.S. Department of Commerce under the Export Administration Regulations.

3.21.        Affiliate Transactions.  Except as set forth in Section 3.21 of the Company Disclosure Schedule, there are no, and since the Applicable Date there have not been, any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings (each, an “Affiliate Transaction”), nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Reports filed prior to the date hereof.  The Company has made available to Parent copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Affiliate Transaction.  There are no fees payable by the Company or any of its Subsidiaries to Volgenau arising out of or relating to the Merger or the other transactions contemplated hereby.

3.22.        No Other Representations or Warranties.

(a)           Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties, including with respect to any oral or written information furnished or made available to Parent, Merger Sub or any of their Affiliates in the course of their due diligence of the Company and its Subsidiaries, the negotiation of this Agreement or in the course of the Merger and the other transactions contemplated hereby.  In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their Affiliates or Representatives with respect to any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses.

(b)           Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or making any representations or warranties relating to Parent or Merger Sub whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to the Company by Parent on the date of this Agreement (the “Parent Disclosure Schedule”) (it being agreed and acknowledged that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent the relevance of such item is reasonably apparent from the face of such disclosure), Parent and Merger Sub each hereby represents and warrants to the Company as follows:

4.1.          Organization, Standing and Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.  Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing would not, individually or in the aggregate, constitute a Parent Material Adverse Effect.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation and by-laws (or similar governing instruments), each as amended to the date of this Agreement.

4.2.          Corporate Authority and Approval.  No vote of holders of capital stock of Parent is necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, subject to adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur (and evidence of which will be provided to the Company) immediately, and in any event on the date of the execution of this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3.          No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) conflict with or violate the certificate of incorporation or by-laws of Parent or Merger Sub, or (ii) result in any breach or violation of or constitute a default under, or give rise to any right of termination, acceleration or other alteration in the rights under, any material Contract not otherwise terminable by either party thereto upon 90 days or less notice to which Parent or Merger Sub is a party or by which any of their respective properties, assets or rights are bound or (iii) assuming compliance with the matters set forth in Section 4.3(b), violate any provision of Law applicable to Parent or Merger Sub, except, in the case of clauses (ii) and (iii) above, for any such conflict, violation, breach, default, termination, acceleration, alteration or other occurrence that would not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub, do not and will not require any consent, approval, authorization, waiver, registration, declaration or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, (ii) the applicable requirements of the HSR Act, and the rules and regulations promulgated thereunder, (iii) the applicable requirements of the NYSE, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) the applicable requirements under the NISPOM, (vi) the applicable requirements under Title 22, Section 122.4 of the ITAR, (vii) the applicable requirements of the FAR, and (viii) any such consent, approval, authorization, waiver, registration, declaration, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

4.4.          Litigation.  There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub, or outstanding Orders by which Parent or

Merger Sub are subject or bound that would, individually or in the aggregate, constitute a Parent Material Adverse Effect.

4.5.          Financing.

(a)           Parent has delivered to the Company true, complete and correct copies of (i) an executed commitment letter, dated as of the date hereof, between Parent and the Guarantors (the “Equity Commitment Letter”), pursuant to which the Guarantors has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (the “Equity Financing”), (ii) an executed rollover commitment letter (the “Rollover Letter”) from the Rollover Stockholder to contribute to Parent, directly or indirectly and subject to the terms and conditions therein, the amount of Shares set forth therein (the “Rollover Investment”) and (iii) executed commitment letters, dated as of the date hereof, among Parent, Merger Sub and the counterparties thereto (the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Financing Letters”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”).  Parent has also delivered to the Company a true, complete and correct copy of any fee letter in connection with the Debt Commitment Letters (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical amounts provided therein) (any such fee letter, a “Fee Letter”).

(b)           None of the Financing Letters nor the Rollover Letter has been amended or modified prior to the date of this Agreement (provided that the existence or exercise of the “flex” provisions contained in the Fee Letters shall not constitute an amendment or modification of the Financing Letters), and, as of the date hereof, the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect.  As of the date hereof, there are no other agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the funding or investing, as applicable, of the full amount of the Financing or the Rollover Investment other than (x) as expressly set forth in the Financing Letters and the Rollover Letter and delivered to the Company prior to the entry into force of this Agreement, and (y) the Fee Letters.

(c)           Assuming the accuracy in all material respects of the representations and warranties of the Company set forth in Section 3.2 of this Agreement as of the Closing Date and performance by the Company in all material respects of its obligations under Section 5.1, the amount of funds to be provided pursuant to the Financing Letters, if funded in accordance with the terms of the Financing Letters and the contribution contemplated by the Rollover Letter will be sufficient to (i) pay the Total Common Stock Merger Consideration and the amounts payable pursuant to Section 2.8, (ii) repay the principal and interest on all indebtedness outstanding under the Credit Facility, and

(iii) pay all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger and the Financing.

(d)           As of the date hereof, the Financing Letters and the Rollover Letter are in full force and effect and constitute the legal, valid and binding obligations of Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception).  Other than as expressly set forth in the Rollover Letter, Financing Letters, and any related Fee Letter, there are no conditions precedent or other contingencies related to the funding of the full net proceeds of the Financing (including any “flex” provisions) under any agreement relating to the Financing to which Parent or any of its Affiliates is a party.  The Rollover Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the contribution to Parent described therein.  As of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any of the other parties thereto, under the Financing Letters or the Rollover Letter.  Subject to satisfaction of the conditions set forth in Sections 6.1 and 6.2, as of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis any condition of closing to be satisfied by it contained in the Financing Letters.  As of the date hereof, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters.

4.6.          Limited Guarantee.  Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Limited Guarantee.  The Limited Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the Guarantors, subject to the Bankruptcy and Equity Exception.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantee.

4.7.          Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which were duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive rights.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.  Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.8.          Solvency.  Assuming (i) the representations and warranties of the Company in this Agreement are true and correct in all material respects as of the Effective Time, (ii) that the most recent financial forecasts relating to the Company made available to Parent by the Company prior to the date of this Agreement have been prepared in good faith and on assumptions that were reasonable at the time such forecasts were prepared and continue to be reasonable and (iii) satisfaction of the conditions to Parent’s obligation to consummate the Merger, after giving effect to the transactions contemplated by this Agreement (including the Financing, the Rollover Investment, the payment of the Total Common Stock Merger Consideration, the Total Option Cash Payments, the Total Restricted Stock Award Payments and all other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated hereby, including payment of all related fees and expenses), the Surviving Corporation and its Subsidiaries taken as a whole will be Solvent at and as of the Effective Time and as of immediately after the Effective Time.

4.9.          Absence of Certain Agreements.  As of the date of this Agreement and except for the Rollover Letter and the Voting Agreement, neither Parent nor any of its Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in respect of its Shares or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger, or agrees to vote against any Superior Proposal, or (b) any current employee of the Company has agreed to remain as an employee of the Company or any of its Subsidiaries following the Effective Time.

4.10.        Brokers.  No broker, finder, financial advisor, investment banker or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

4.11.        No Other Representations or Warranties.

(a)           Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses, assets, liabilities, condition (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties,   including with respect to any oral or written information furnished or made available to the Company, its Subsidiaries or any of their Affiliates or Representatives in the course of their negotiation of this Agreement or in the course of the Merger and the other transactions contemplated hereby, except for the representations and warranties made by Parent and Merger Sub in this Article IV.

(b)           Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their Representatives.  Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of their Representatives.

ARTICLE V

COVENANTS

5.1.                              Interim Operations.

(a)                                  The Company covenants and agrees that, after the date hereof and prior to the Effective Time, except as expressly contemplated or permitted by this Agreement or required by applicable Law or with the prior written approval of Parent (which shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course.  To the extent consistent with the foregoing and except as otherwise consented to by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, and other Persons with whom the Company or its Subsidiaries has a material business relationship.  Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except (w) as otherwise expressly contemplated or permitted by this Agreement, (x) with the prior written approval of Parent (not to be unreasonably withheld, delayed or conditioned), (y) as required by applicable Law or (z) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company will not and will not permit any of its Subsidiaries to:

(i)                                     amend its certificate of incorporation or by-laws or other applicable governing instruments;

(ii)                                  merge or consolidate the Company or any of its Subsidiaries with any other Person;

(iii)                               make any acquisition (whether by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or any division or assets thereof other than (A) acquisitions in the ordinary course of business with a value or purchase price in the aggregate not in excess of $2,000,000 in any transaction or series of related transactions, or (B) acquisitions pursuant to Contracts in effect as of the date of this Agreement, true and complete copies of which have been made available to Parent;

(iv)                              issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of shares of Class A Common Stock upon the settlement of Company Options or Company Restricted Stock Awards, (B) in satisfaction of obligations pursuant to Contracts or Plans existing as of the date hereof, (C) by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, (D) the issuance of equity awards permitted by clause (xii) below or (E) the issuance of shares of Class A Common Stock pursuant to the terms of an ESPP offering permitted under Section 2.8(c));

(v)                                 make any loans, advances (other than pursuant to Government Contracts in the ordinary course of business) or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $2,000,000 in the aggregate;

(vi)                              declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) with respect to any of its capital stock (except dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary);

(vii)                           reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any shares of Class A Common Stock tendered by current or former employees or directors in order to pay Taxes in connection with the settlement of Company Options or Company Restricted Stock Awards and other than in connection with a customary cashless exercise of Company Options);

(viii)                        incur or enter into any agreement to incur any indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than the Company or any direct or indirect wholly-owned

Subsidiary of the Company) for borrowed money, except to fund operations in the event the U.S. Congress allows for a lapse in federal agencies’ authority to appropriate funds or curtails funding for nonessential activities in certain federal agencies or departments under the Company’s existing revolving credit facility in an aggregate amount not to exceed the maximum amount authorized under that agreement at any time to be outstanding;

(ix)                                except (A) as set forth in Section 5.1(a)(ix) of the Company Disclosure Schedule, (B) in the ordinary course of business or (C) for expenditures related to operational emergencies, make or authorize any capital expenditure in excess of $2,000,000 in the aggregate;

(x)                                   settle or compromise any litigation, claim or other proceeding against the Company or any of its Subsidiaries other than settlements or compromises where the amounts paid by the Company or any of its Subsidiaries in settlement or compromise do not exceed $2,000,000, in the aggregate; provided that the foregoing shall not permit the Company or any of its Subsidiaries to settle any litigation, claim or other proceeding that would impose material restrictions or changes on the business or operations of the Company or any of its Subsidiaries;

(xi)                                transfer, sell, lease, license, mortgage, pledge, surrender, abandon or allow to lapse or expire or otherwise dispose of, or grant any Lien other than any Permitted Lien on, any material amount of assets, rights (including Intellectual Property), properties, product lines or businesses of the Company or its Subsidiaries, other than (A) in the ordinary course of business, (B) pursuant to Contracts existing as of the date hereof or (C) transactions solely among the Company and/or its wholly-owned Subsidiaries;

(xii)                             except to satisfy contractual obligations pursuant to Contracts, or as required under Plans existing as of the date hereof or as set forth in Section 5.1(a)(xii) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, (A) grant, pay or commit to grant or pay any material severance or termination pay, (B) enter into any Plan with any director or executive officer of the Company, (C) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Plan or ERISA Plan in a manner that materially increases the cost associated with such Plan or ERISA Plan, (D) make any new equity awards to any current or former director, executive officer, employee or consultant of the Company or any of its Subsidiaries, (E) otherwise increase or commit to increase any compensation or employee benefits payable to any director, officer or employee of the Company or any of its Subsidiaries or (F) fund or in any way secure any payments or benefits under any Plan;

(xiii)                          adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xiv)                         (A) modify, amend or terminate any Material Contract other than (1) in the ordinary course of business consistent with past practice or (2) modifications or amendments which are immaterial, or (B) enter into any new Contract or agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 3.15(a) of the Company Disclosure Schedule as a Material Contract other than in the ordinary course of business consistent with past practice (it being understood that the foregoing exception to this clause (B) shall not permit the entry into any Contract with an Affiliate or a “related person” (as such term is defined in item 404(a) of Regulation S-K under the Exchange Act));

(xv)                            except as may be required by a change in GAAP or applicable Law, make any material change in its financial accounting principles, policies, or practices;

(xvi)                         (A) make any Tax election or take any position on a Tax Return filed on or after the date of this Agreement or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position, election or method is pursuant to applicable Law or the Code, (B) enter into any settlement or compromise of any Tax liability, (C) file any amended Tax Return that would result in a change in Tax liability, taxable income or loss, (D) change any annual Tax accounting period, (E) enter into any closing agreement relating to any Tax liability, or (F) give or request any waiver of a statute of limitation with respect to any Tax Return, provided, that such election, settlement, amended Tax Return or any other action described in the foregoing portion of this Section 5.1(a)(xvi) shall not require prior written consent of Parent if all such actions, in the aggregate, would not reasonably be expected to result in a cost to the Company and its Subsidiaries in excess of $500,000; or

(xvii)                      agree, authorize or commit to do any of the foregoing.

(b)                                 Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time.

5.2.                              Acquisition Proposals.

(a)                                  Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the 30th day after the date of this Agreement (the “No Shop Period Start Date”), the Company and its Subsidiaries and Representatives shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing access to non-public information to any Person pursuant to a confidentiality agreement containing terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that, notwithstanding the terms of the Confidentiality Agreement, such confidentiality agreement need not prohibit the making or amendment of Acquisition Proposals) or, to the extent applicable, pursuant to a confidentiality agreement entered into prior to the date of this Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall promptly make available to Parent and Merger Sub any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent or Merger Sub and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.  The parties hereto agree that, notwithstanding the occurrence of the No Shop Period Start Date, the Company may continue to engage in the activities described in clause (ii) above with respect to each Excluded Party until 15 days after the No Shop Period Start Date (the “Cut-off Date”).  No later than two Business Days after the No Shop Period Start Date, the Company shall provide Parent in writing a complete list of all Excluded Parties (including the identity of each Excluded Party) and shall provide to Parent (i) an unredacted copy of any Acquisition Proposal made in writing provided to the Company or any of its Subsidiaries (including any financing commitments relating thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)) and (ii) a written summary of the material terms of any Acquisition Proposal not made in writing (including any financing commitments and any fee letters relating thereto (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)).

(b)                                 Except as may relate to any Excluded Party until the Cut-off Date or as expressly permitted by this Section 5.2, from the No Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its Representatives not to, (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than an Acceptable Confidentiality Agreement as permitted pursuant to Section 5.2(c)) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute, or (v) otherwise knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.  Except as may relate to any Excluded Party until the Cut-off Date or as expressly permitted by this Section 5.2, from and after the No Shop Period Start Date, the Company and its officers and directors shall, and the Company shall instruct and cause the Company’s Representatives, its Subsidiaries and their Representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and as promptly as practicable thereafter deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective immediately, which notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries and the Company shall take all reasonable necessary actions to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement (including enforcement of any applicable “standstill” provision).

(c)                                  Notwithstanding anything to the contrary contained in Section 5.2(b), at any time following the No Shop Period Start Date and prior to the time the Company Stockholder Approval is obtained, if the Company receives a bona fide, written Acquisition Proposal from any Person, (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to, the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clause (i) or (ii) above, (x) the Company Board determines in good faith (after consultation with outside legal counsel) that (A) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties to stockholders under applicable Law and (B) based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (y) the Company shall give written notice to Parent of any such determination by the Company Board.  The Company shall promptly provide Parent with copies of any information or materials regarding the Company and its Subsidiaries provided or made available to such other Person which were not previously made available to Parent.

(d)                                 Except as set forth in this Section 5.2(d), the Company Board shall not (i) change, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company Recommendation in the Proxy Statement (any of the foregoing, a “Change of Recommendation”), (ii) authorize, adopt, approve, recommend or declare advisable, or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise), an Acquisition Proposal, or (iii) cause or permit the Company to enter into any Alternative Acquisition Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board may (x) if an event, fact, development or occurrence that affects the business, assets or operations of the Company that is unknown to the Company Board as of the date of this Agreement becomes known to the Company Board (an “Intervening Event”), effect a Change of Recommendation or (y) if the Company receives a written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, approve, recommend or declare advisable, and authorize the Company to enter into an Alternative Acquisition Agreement with respect to, such Superior Proposal and terminate this Agreement pursuant to Section 7.3(a) if, in the case of either of clause (x) or (y):

(i)                                     the Company Board determines in good faith, after consultation with outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to stockholders under applicable Law and the Company shall have complied with all of its obligations under this Section 5.2;

(ii)                                  the Company shall have provided prior written notice to Parent, at least four Business Days in advance, that it intends to effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.3(a), which notice shall specify the basis for the Change of Recommendation or termination and, in the case of a Superior Proposal, the identity of the party making such Superior Proposal and the material terms thereof and include copies of all relevant documents relating to such Superior Proposal;

(iii)                               after providing such notice and prior to effecting such Change of Recommendation or terminating this Agreement pursuant to Section 7.3(a), the Company shall have, and shall have caused its Representatives to, negotiate with Parent and Merger Sub in good faith during such four Business Day period (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.3(a); and

(iv)                              the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent no later than 5:00 p.m., New York City time, on the fourth Business Day of such four Business Day period and shall have determined (x) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect; provided that, in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent in respect of such modified Acquisition Proposal and to again comply with the requirements of this Section 5.2(d) with respect to such new written notice, except that the applicable time periods for purposes of this Section 5.2(d) with respect to such new written notice shall be reduced to two Business Days from the four Business Day period otherwise contemplated or (y) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to an Intervening Event, that such changes would not affect the Company’s Board determination of the need for a Change of Recommendation in response to such Intervening Event.

(e)                                  Nothing contained in this Section 5.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided that any such disclosure (other than a “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed for all purposes of this Agreement to be a Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation within four Business Days following any request by Parent (it being agreed that Parent may make only one such request with respect to any single such disclosure).

(f)                                    From and after the No Shop Period Start Date, the Company shall promptly (and, in any event, within 24 hours) notify Parent (orally and in writing) if any Acquisition Proposal is received by or any non-public information is requested from the Company or any of its Representatives, indicating the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements), and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any discussions or negotiations, including any change in the Company’s intentions as previously notified.

(g)                                 The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person relating to a possible Acquisition Proposal subsequent to the date of this Agreement except for an Acceptable Confidentiality Agreement as permitted or required pursuant to this Section 5.2, and neither the Company nor any of its Subsidiaries shall enter into any agreement that prohibits the Company from providing to Parent any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement.

(h)                                 The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.2 by any Representatives of the Company shall be deemed to be a breach of this Section 5.2 by the Company.

5.3.                              Proxy Statement; Schedule 13E-3

(a)                                  As promptly as practicable and in any event within fifteen Business Days after the date hereof, the Company shall prepare and file with the SEC a preliminary proxy statement relating to the Stockholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and the Company and Parent shall jointly prepare and file the Schedule 13E-3 and the Company and Parent shall reasonably cooperate with each other in connection with the preparation of the foregoing.  The Company agrees that, assuming Parent’s compliance with the last sentence of this Section 5.3(a), the Proxy Statement and the Schedule 13E-3 (i) will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) will not, with respect to the Proxy Statement, on the date it is first mailed to stockholders of the Company and at the time of the Stockholders Meeting and, with respect to the Schedule 13E-3, the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.  Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement and the Schedule 13E-3, including promptly furnishing to the Company in writing upon reasonable request any information relating to it as may be required to be set forth in the Proxy Statement or Schedule 13E-3 under applicable Law.  Parent shall ensure that such information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement and the Schedule 13E-3 will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)                                 The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement or the Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement or the Schedule 13E-3.  The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement or the Schedule 13E-3 from the SEC and to make any amendments or filings as may be necessary in connection therewith.  The Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement; provided that the Company shall not be required to mail the Proxy Statement prior to the No Shop Period Start Date.

(c)                                  Subject to applicable Law, the Company shall cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto), and the parties hereto shall cooperate and provide each other with a reasonable opportunity to review and comment on the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC, prior to filing such with or sending such to the SEC, and the parties hereto will provide each other with copies of all such filings made and correspondence with the SEC.

5.4.                              Stockholders Meeting.

(a)                                  The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all reasonable action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) within 35 days after the date of mailing of the Proxy Statement to consider and vote upon the adoption of this Agreement; provided that the Company may postpone or adjourn to a later date the Stockholders Meeting (i) with the consent of Parent, (ii) for the absence of a quorum, or

(iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting.

(b)                                 The Company shall postpone or adjourn to a later date the Stockholders Meeting on one occasion at the request of Parent.  Subject to the right of the Company Board to make a Change of Recommendation in accordance with Section 5.2(d), the Company Board shall recommend adoption of this Agreement by its stockholders at the Stockholders Meeting and shall take all reasonable lawful action to solicit such adoption of this Agreement.

(c)                                  The Company shall establish a record date for purposes of determining stockholders entitled to notice of and vote at the Stockholders Meeting (the “Record Date”) that is approximately 35 days prior to the date of the Stockholders Meeting.  Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company’s bylaws.  In the event that the date of the Stockholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Stockholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law or the Company’s bylaws.  Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders Meeting.

5.5.                              Reasonable Best Efforts; Filings; Other Actions.

(a)                                  Upon the terms and subject to the conditions of this Agreement, and without limiting any express obligations of the parties hereunder, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby.  Notwithstanding anything to the contrary contained in this Agreement, all obligations of the Company, Parent and Merger Sub to obtain the Financing or any other financing for the Merger and the other transactions contemplated hereby shall be governed exclusively by Sections 5.12 and 5.13, and not this Section 5.5.  Without limiting the foregoing, promptly following the execution of this Agreement, each party hereto shall use its reasonable best efforts to make all registrations, filings, notifications and submissions

(i)                                     that are required to be submitted to the Defense Security Service of the United States Department of Defense or any other United States Cognizant Security Agency in respect of the transactions contemplated by this Agreement in accordance with Paragraph 2-302(b) of the NISPOM; and

(ii)                                  that are required to be submitted to the United Stated Department of State Directorate of Defense Trade Controls in respect of the transactions contemplated by this Agreement in accordance with the ITAR.

(b)                                 The Company shall, and Parent and Merger Sub shall (or shall cause their respective Affiliates, if applicable, to), file with the Department of Justice and the Federal Trade Commission a Pre-Merger Notification and Report Form pursuant to the HSR Act in respect of the Merger and the other transactions contemplated hereby and duly make all notifications and other filings required under any other Regulatory Law in respect of the Merger and the other transactions contemplated hereby, in each case, as promptly as practicable after the date of this Agreement, and each party will use its reasonable best efforts to take or cause to be taken all actions necessary, including to comply promptly and fully with any requests for information from regulatory Governmental Entities, to obtain any clearance, waiver, approval or authorization, or expiration or termination of the applicable waiting periods relating to the HSR Act or other applicable Regulatory Law that is necessary to enable the parties to consummate the Merger and the other transactions contemplated hereby.

(c)                                  The Company, Parent and Merger Sub shall each use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the Merger and the other transactions contemplated hereby under any Regulatory Law.  If any Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging the Merger and the other transactions contemplated hereby as violative of any Regulatory Law, each of the Company, Parent and Merger Sub shall cooperate in all respects and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger and the other transactions contemplated hereby, including by pursuing all reasonable avenues of administrative and judicial appeal.

(d)                                 Each of the Company, Parent and Merger Sub shall (i) subject to any restrictions under any Regulatory Law, to the extent practicable, promptly notify each other of any communication to that party from any Governmental Entity (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) with respect to this Agreement and the Merger and the other transactions contemplated hereby and permit the other party to review in advance any proposed written communication to any Governmental Entity in respect thereof, (ii) unless required by applicable Law, not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to this Agreement and the Merger and the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat, in each case to the extent practicable, (iii) subject to any restrictions under any Regulatory Law, furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of its staff on the other hand, with respect to this Agreement and the Merger and the other transactions contemplated hereby (excluding documents and communications which are subject to preexisting confidentiality agreements or to the attorney-client privilege or work product doctrine), and (iv) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity in connection with this Agreement and the Merger and the other transactions contemplated hereby, including without limitation any filings necessary or appropriate under the provisions of any Regulatory Law.

(e)                                  Notwithstanding anything in this Agreement to the contrary, Parent and Merger Sub shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or its Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or its Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or its Subsidiaries or (v) effectuating any other change or restructuring of the Company or its Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing, and by consenting to such action by the Company, provided, in each case, that any such action shall be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Termination Date.  In the event that any action is threatened or instituted challenging the Merger as violative of any pre-merger notification requirement or other Regulatory Law, Parent shall take all action necessary, including but not limited to any Divestiture Action, to avoid or resolve such action.  Notwithstanding anything to the contrary in this Section 5.5, in no event shall this Section 5.5 require Parent or Merger Sub to take any action, including any Divestiture Action, that would reasonably be expected to result in a material adverse effect on the financial condition, business, properties, assets or results of operations of the Company and its Subsidiaries, taken as a whole.

(f)                                    If any Divestiture Action agreed to by Parent requires action by or with respect to the Company or its Subsidiaries or its or their respective businesses or assets, and such action would constitute a breach of this Agreement, Parent hereby agrees to consent to the taking of such action by the Company or any of its Subsidiaries, and any such action may, at the discretion of the Company, be conditioned upon the consummation of the Merger.

(g)                                 Without limiting the generality of the foregoing, if applicable, the Company shall cooperate with and provide reasonable assistance to Parent in Parent’s efforts to obtain from DSS approval to operate the business of the Company from and after the Closing pursuant to a FOCI mitigation arrangement in accordance with the NISPOM.

(h)                                 The Company shall cooperate and provide such reasonable assistance to Parent and Merger Sub, and Parent and Merger Sub shall cooperate and provide such reasonable assistance to the Company, as may be reasonably required in the event that any Governmental Entity requires a novation of any Government Contract.  To the extent any Government Contract or Government Bid requires notification to a Governmental Entity with respect to the execution of this Agreement or the consummation of the Merger and the other transactions contemplated hereby, the Company shall use its reasonable best efforts to make all such notifications as promptly as practicable following the execution of this Agreement.

5.6.                              Access and Reports.

(a)                                  Subject to applicable Law and, with respect to any classified or controlled unclassified materials, to the compliance by Parent, Merger Sub and each of their respective Representatives’ with any security clearance requirements and procedures or export controls requirements (to the extent determined necessary or advisable by the Company in order to comply with applicable Law), from and after the date of this Agreement to the Effective Time, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, (i) afford to Parent, Merger Sub and each of their respective Representatives, reasonable access, during normal business hours, to its personnel, offices and other facilities, properties, books, contracts and records and (ii) furnish or cause to be furnished such information concerning the business, properties, assets, liabilities and personnel of the Company and its Subsidiaries as Parent, Merger Sub or their respective Representatives may reasonably request; provided that the foregoing shall not require the Company to provide access or information if such action would, in the reasonable judgment of the Company, (i) violate any Contract or any obligation or agreement with respect to confidentiality or nondisclosure owing to any third-party (including any Governmental Entity) so long as the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries if the Company shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege or (iii) to the extent such information relates to individual performance or personnel evaluation records, medical histories or other personnel information, subject the Company or any of its Subsidiaries to potential material liability (provided that the parties shall cooperate in seeking a manner of disclosure of such information that would not reasonably be expected to result in potential material liability to the Company or any of its Subsidiaries).  Any access to the properties of the Company or any of its Subsidiaries granted pursuant to this Section 5.6(a) shall be subject to the Company’s reasonable security measures and insurance requirements, and shall not include the right to perform any invasive testing.

(b)                                 The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any Action commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party or any of its Subsidiaries in connection with, arising from or relating to this Agreement or the Merger and the other transactions contemplated hereby (“Transaction Litigation”) and (iii) if such party becomes aware of any facts or circumstances that such party believes do, or with the passage of time are reasonably likely to, constitute a breach of this Agreement by such party or the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of the other party hereto to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied; provided that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of any party to effect the Merger under this Agreement.

5.7.                              Publicity.

(a)                                  The initial press release regarding the Merger shall be a joint press release by the Company and Parent and thereafter (unless the Company Board shall have effected a Change of Recommendation or in connection with Section 5.2(e), in which case the obligations set forth in this Section 5.7 shall not be applicable) the Company and Parent each shall consult with the other prior to issuing, and to the extent reasonably practicable under the circumstances give each other the opportunity to review and comment upon, any press releases or otherwise making any public announcements with respect to the Merger or any of the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except that the limitations of this Section 5.7 shall not be applicable where such public announcements or filings are (a) required by Law or by applicable obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service, or (b) made at the request of any Governmental Entity.

(b)                                 Upon Parent’s request, (i) the Company and Parent shall cooperate to prepare, promptly following such request, a joint written presentation reasonably acceptable to both parties to Institutional Shareholder Services Inc. (and such other proxy voting advisory services reasonably requested by Parent) recommending this Agreement and the transactions contemplated hereby, including the Merger, and (ii) the Company shall request a meeting with each such proxy voting advisory service for purposes of obtaining its recommendation of the adoption of this Agreement by the Company’s stockholders.

5.8.                              Employee Benefits.

(a)                                  For a period of not less than one year following the Closing Date, the Surviving Corporation shall provide each individual who is a current employee of the Company or one of its Subsidiaries (including any current employee who is not actively at work on account of illness, disability or leave of absence) on the Closing Date (the “Affected Employees”), while employed by the Surviving Corporation or any of its Subsidiaries, with compensation and benefits that are no less favorable in the aggregate to the compensation and benefits provided to such Affected Employee as of the date of this Agreement (other than (i) equity compensation incentives, (ii) any compensation or benefits triggered in whole or in part by the consummation of the Merger and the other transactions contemplated hereby and (iii) cash incentives in respect of the Company’s fiscal year beginning on July 1, 2012).  Nothing contained in this Section 5.8 shall be deemed to grant any Affected Employee any right to continued employment after the Closing Date.

(b)                                 Parent will cause any employee benefit plans of Parent and its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in which the Affected Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting and, under any plan providing severance benefits or paid time off, level of benefits, service by such employees as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under a comparable Plan (except to the extent it would result in a duplication of benefits).

(c)           With respect to any employee benefit plans maintained by Parent and its Subsidiaries for the benefit of the Affected Employees following the Closing Date (“New Plans”), Parent will cause the Surviving Corporation and its Subsidiaries to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable Plans prior to the time coverage under the New Plans commences and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the year in which coverage under the New Plans commences under comparable Plans.

(d)           From and after the Effective Time, Parent shall cause the Surviving Corporation and any successor thereto to assume, honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the agreements or arrangements set forth on Schedule 5.8(d) of the Company Disclosure Schedule in accordance with the terms of such agreements or arrangements.

(e)           Nothing contained in this Section 5.8, whether express or implied, (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) is intended to confer upon any Person (including any current or former employee, director or consultant of the Company or any of its Subsidiaries) any rights as a third-party beneficiary of this Agreement.

5.9.          Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, without regard to whether the Merger and the other transactions contemplated by this Agreement are consummated.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II.

5.10.        Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and advance costs and expenses (including attorneys’ fees) as incurred to the fullest extent permitted under applicable Law to), each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or any of its Subsidiaries or services performed by such persons at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of no less than six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as those provided under the Company’s existing policies in effect on the date hereof with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof.  Notwithstanding the foregoing, (x) in no event shall the Company or the Surviving Corporation be required to expend for any such policies pursuant to this Section 5.10(b) an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance, and (y) if the annual premiums of such insurance coverage exceed such amount, the Company or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 5.10.

(d)           The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)           The rights of the Indemnified Parties under this Section 5.10 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or by-laws of the Company or any of its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

5.11.        Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger and the other transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

5.12.        Financing.

(a)           Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Letters or the Rollover Letter, if such amendment, modification or waiver would, or would reasonably be expected to, (i) (A) with respect to the Financing Letters, reduce the aggregate amount of the Financing (unless the Rollover Investment is increased by a corresponding amount) or (B) with respect to the Rollover Letter, reduce the amount of Shares to be contributed (unless the Financing is increased by a corresponding amount), or (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or the contribution contemplated by the Rollover Letter or other terms in a manner that would reasonably be expected to (x)  materially delay or prevent the Closing Date or (y) make the timely funding of the Financing or the contribution contemplated by the Rollover Letter, or satisfaction of the conditions to obtaining the Financing or the contribution contemplated by the Rollover Letter, materially less likely to occur.  Any reference in this Agreement to (i) “Financing” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 5.12, (ii) the “Rollover Investment” shall include the financing contemplated by the Rollover Letter as amended or modified in compliance with this Section 5.12  and (iii) “Financing Letters”, “Rollover Letter” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 5.12(a).

(b)           Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters and any related Fee Letter, (provided that Parent and Merger Sub may amend, replace or modify the Debt Commitment Letters and any related Fee Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities or (y) otherwise amend, replace or modify, or consent to any waiver of any provision or remedy under, the Debt Commitment Letters so long as such action would not violate this Section 5.12) and the contribution contemplated by the Rollover Letter pursuant to the terms thereof, including using reasonable best efforts to (i) maintain in effect the Financing Letters and the Rollover Letter in accordance with the terms and subject to the conditions thereof, (ii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letters and related Fee Letters, (iii) satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Debt Commitment Letters and such definitive agreements thereto and in the Equity Commitment Letter and the Rollover Letter, and to consummate the Financing and make the Rollover Investment at or prior to the Closing, including using its reasonable best efforts to cause the Financing Sources to fund the Financing and the Rollover Stockholder to make the Rollover Investment at the Closing, (iv) comply with its obligations under the Financing Letters and the Rollover Letter, and (v) enforce their respective rights under the Financing Letters and the Rollover Letter.  Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all executed definitive documents related to the Debt Financing.  Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Rollover Letter, any Financing Letters or definitive document related to the Financing of which Parent and Merger Sub become aware, (y) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing source with respect to any (A)  breach, default, termination or repudiation by any party to the Rollover Letter, any Financing Letters or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or

(B) material dispute or disagreement between or among any parties to any Financing Letters, Rollover Letter or any definitive document related to the Financing and (z) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing or the Rollover Investment on the terms, in the manner or from the sources contemplated by the Financing Letters, the Rollover Letter or the definitive documents related to the Financing.

(c)           Subject to the terms and conditions of this Agreement, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms and conditions not less favorable in the aggregate to Parent and Merger Sub than those contained in the Debt Commitment Letters and the related Fee Letter and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which shall replace the existing Debt Commitment Letters in whole or in part, a copy of which shall be promptly provided to the Company.  In the event any New Debt Commitment Letters are obtained, (i) any reference in this Agreement to the “Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below and (ii) any reference in this Agreement to the “Financing Letters” or the “Debt Commitment Letters” shall be deemed to include the Debt Commitment Letters to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect.

(d)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.12 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Equity Financing to enforce its respective rights under the Equity Commitment Letter or against the Rollover Stockholder to enforce its rights under the Rollover Letter except that Parent shall seek to enforce, including by bringing suit for specific performance, the Equity Commitment Letter and the Rollover Letter if and only if the Company seeks and is granted a decree of specific performance of the obligation to consummate the Merger after all conditions to the granting thereof set forth in Section 8.7(b) have been satisfied, (ii) seek the Equity Financing or the Rollover Investment from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or the Rollover Letter, as applicable, or (iii) pay any fees in excess of those contemplated by the Financing Letters (whether to secure waiver of any conditions contained therein or otherwise).

(e)           Parent and Merger Sub each acknowledge and agree that the obtaining of the Financing or the Rollover Investment is not a condition to Closing.  For the avoidance of doubt, if the Financing or the Rollover Investment has not been obtained, Parent and Merger Sub shall each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VI, to consummate the Merger and the other transactions contemplated by this Agreement.  Notwithstanding the foregoing, the Company acknowledges and agrees that in the event the Merger and other transactions contemplated by this Agreement are not consummated, the Company’s sole and exclusive remedies are those set forth in Sections 7.5 and 8.7.

5.13.        Financing Cooperation.

(a)           Prior to the Effective Time, the Company shall use its reasonable best efforts and shall cause each of its Subsidiaries to use its reasonable best efforts to, provide to Parent all cooperation reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise necessary or reasonably requested by Parent in connection with the Debt Financing, including cooperation that consists of:

(i)            participating in a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii)           providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a representation that the public side versions of such documents, if any, do not include material non-public information regarding the Company or any of its Subsidiaries or its or their securities;

(iii)          assisting Parent and the Financing Sources with the timely preparation of customary rating agency presentations, bank information memoranda and high-yield offering prospectuses or memoranda required in connection with the Financing (it being understood that any such bank information memoranda or high-yield offering prospectuses or memoranda shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor);

(iv)          executing and delivering any pledge and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, a certificate of the chief financial officer of the Company in the form attached to the Debt Commitment Letters and reasonably satisfactory to the Financing Sources with respect to solvency of the Company and its Subsidiaries on a consolidated basis, and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by Parent or Financing Sources (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, as reasonably requested by Parent) and otherwise reasonably facilitating the pledging of collateral, and the granting of security interests;

(v)           (A) furnishing Parent and its Financing Sources as promptly as practicable with (I) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company prepared in accordance with GAAP for the three most recently completed fiscal years ended at least 45 days before the Closing Date and (II) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company prepared in accordance with GAAP for each fiscal quarter ended after the close of its most recent fiscal year and at least 40 days prior to the Closing Date and (B) furnishing Parent and its Financing Sources as promptly as practicable with all financial statements, pro forma financial information, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act (and, in addition, a pro forma statement of operations for the 12-month period ending on the date of the most recently ended fiscal period for which financial statements are provided pursuant to clause (I) or (II) above, as applicable) for a registered public offering of non-convertible debt securities of the Company and such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, to the extent the same is of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act (which, for the avoidance of doubt, shall not include any financial statements required by Regulation S-X Rule 3-10 or 3-16 or any Compensation, Discussion and Analysis required by Regulation S-K Item 402(b)), or otherwise necessary to receive from the Company’s independent accountants (and any other accountant to the extent financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort) together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in lieu of any portion of the Debt Financing, with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company’s independent accountants as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722 (all such information and documents in this clause (v), the “Required Information”);

(vi)          using reasonable best efforts to cooperate with Parent and Parent’s efforts to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Parent and its representatives to all owned or leased real property) as reasonably requested by Parent;

(vii)         executing, delivering and entering into immediately prior to the Effective Time one or more securities purchase agreements, credit agreements, indentures, notes and guarantees on terms satisfactory to Parent in connection with the Debt Financing;

(viii)        reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering of pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related Liens) on or prior to the Closing Date;

(ix)           delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full on the Closing, of all indebtedness;

(x)            taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (i) permit the consummation of the Debt Financing, (ii) the distribution or payment of the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation, and (iii) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high yield debt financing, by the Surviving Corporation or any Subsidiary of the Company concurrently with or immediately following the Effective Time; and

(xi)           furnishing Parent and its Financing Sources promptly with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

provided that (w) nothing herein shall require such cooperation to the extent it would require the Company to waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, or give any indemnities that are effective prior to the Effective Time, (x) nothing herein shall require such cooperation from the Company or its Subsidiaries to the extent it would unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (y) no action, liability or obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Effective Time or immediately prior thereto (except for the customary authorization letter referred to in clause (ii) above) and (z) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor.

(b)           The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)           All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent and Merger Sub shall be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing, or to their respective counsel and auditors so long as such Persons (i) agree to be bound by the Confidentiality Agreement or (ii) are subject to other customary confidentiality undertakings reasonably satisfactory to the Company and of which the Company shall be a beneficiary.

(d)           Parent shall, promptly upon request by the Company, reimburse the Company for all of its and its Affiliates’ documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Affiliates in connection with the cooperation of the Company and its Affiliates contemplated by this Section 5.13.

(e)           The Company, its Affiliates and their respective officers, advisors and representatives shall be indemnified and held harmless by Parent for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Section 5.13 or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates) to the fullest extent permitted by applicable Law.   Parent’s obligations under Sections 5.13(d) and 5.13(e) are referred to collectively as the “Reimbursement Obligations”.

(f)            The Company shall or shall cause its Subsidiaries to supplement any information supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the  Required Information on a reasonably current basis to the extent the Required Information (excluding any projections, forecasts,  pro forma financial information and other forward-looking information), to the Knowledge of the Company, taken as a whole, contains any material misstatement of fact or omits to state any material fact necessary to make such information supplied in writing by or on behalf of the Company or any of its Subsidiaries not materially misleading.

5.14.        Transaction Litigation.  The Company and Parent shall give each other the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; provided that (a) neither the Company nor any Company Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have consented in writing and (b) after receipt of the Company Stockholder Approval, the Company shall, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction, provided that any such settlement shall be conditioned on the consummation of the Merger.

5.15.        State Takeover Statutes.  The Company and the Company Board (or the Committee, if appropriate) shall (i) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby and (ii) if any Takeover Statute becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement and the Merger and the other transactions contemplated by this Agreement.

5.16.        Excluded Subsidiaries.  The Company shall use its commercially reasonable efforts to take the actions set forth in Section 5.16 of the Company Disclosure Schedule with respect to the Excluded Subsidiaries.

5.17.        Certain Tax Matters.  With respect to any disposition, or contract for the disposition, of SRA Global Clinical Development LLC or any direct or indirect subsidiary thereof, the Company shall, and shall use its commercially reasonable efforts to cause any purchaser of any such company to agree to, meet the requirements of Section 1.1503(d)-6(f)(2)(iii) of the US Treasury Regulations.

ARTICLE VI

CONDITIONS

6.1.          Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction or written waiver, where permissible under applicable Law of each of the following conditions, except that the condition in Section 6.1(a) may not be waived by any party:

(a)           Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)           Regulatory Consents.  Any applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

(c)           Orders.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger or otherwise makes the consummation of the Merger illegal.

6.2.          Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction or written waiver by Parent at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made at such time, (ii) set forth in Sections 3.1, 3.3, 3.7(ii) and 3.18 shall be true and correct as of the date of this Agreement and as of the Closing as if made at such time and (iii) set forth in Article III (other than those described in clauses (i) and (ii) above) shall be true and correct as of the date of this Agreement and as of the Closing as if made at such time without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” except, in the case of this clause (iii) where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect; provided that representations and warranties made as of a specific date (whether referred to in clause (i), (ii) or (iii) above) shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b)           Performance of Obligations.  The Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing pursuant to the terms hereof.

(c)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)           Officer’s Certificate.  Parent and Merger Sub shall have received a certificate signed by the chief executive officer or chief financial officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(e)           FIRPTA Certificate.  The Company shall have delivered to Parent a properly completed and executed certificate to the effect that the Common Stock is not a U.S. real property interest (such certificate in the form required by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)).

6.3.          Conditions to Obligation of the Company.

The obligation of the Company to effect the Merger and the other transactions contemplated hereby is also subject to the satisfaction or written waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub contained in Article IV shall be true and correct as of the date of this Agreement and as of the Closing as if made at such time (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Parent Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Parent Material Adverse Effect.

(b)           Performance of Obligations.  Each of Parent and Merger Sub shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied by it at or prior to the Closing pursuant to the terms hereof.

(c)           Officer’s Certificate.  The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

6.4.          Frustration of Closing Conditions.

None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations under this Agreement.

ARTICLE VII

TERMINATION

7.1.          Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained, by mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors.

7.2.          Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company or Parent if:

(a)           the Merger shall not have been consummated by October 14, 2011 (the “Termination Date”), whether such date is before or after the Company Stockholder Approval is obtained; provided that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(b)           the Stockholders Meeting shall have been held and completed and the Company Stockholder Approval shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; or

(c)           any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to any party if the issuance, promulgation, enforcement or entry of such Order, or the Order becoming final and non appealable, was primarily due to the failure of such party to perform any of its obligations under this Agreement.

7.3.          Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by the Company:

(a)           at any time prior to the time the Company Stockholder Approval is obtained, if (i) the Company Board shall have authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (iii) immediately prior to or concurrently with such termination, the Company pays to Parent or its designee the Termination Fee; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.3(a) unless the Company has complied in all respects with the requirements of Section 5.2;

(b)           at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) (x) is incapable of being cured by Parent or Merger Sub prior to the Termination Date or (y) if capable of being cured, shall not have been cured within 30 calendar days following receipt of written notice from the Company of such breach or such shorter period of time that remains between the date of receipt of such written notice and the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder and such breach would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b); or

(c)           if, after the Marketing Period has ended, (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Company has irrevocably notified Parent in writing that it is ready, willing and able to consummate the Closing, (iii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement on the date required pursuant to Section 1.2 and (iv) Company shall have given Parent written notice at least one Business Day prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 7.3(c) and the basis for such termination; provided that no party shall be entitled to terminate this Agreement pursuant to Section 7.2(a) until the close of business on the second Business Day immediately following the day that the notice referred to in clause (iv) has been delivered.

7.4.          Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent:

(a)           (i) if the Company Board shall have made a Change of Recommendation, provided that Parent’s right to terminate this Agreement pursuant to this Section 7.4(a) shall expire at 5:00 p.m. (New York City time) on the tenth Business Day following the date on which such right to terminate first arose; or

(b)           if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) (x) is incapable of being cured by the Company prior to the Termination Date or (y) if capable of being cured, shall not have been cured within 30 calendar days following receipt of written notice from Parent of such breach or such shorter period of time that remains between the receipt of such written notice and the Termination Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if it or Merger Sub is then in material breach of any of their representations, warranties, covenants or other agreements hereunder and such breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b).

7.5.          Manner and Effect of Termination and Abandonment.

(a)           Any party terminating this Agreement pursuant to any of Section 7.2, Section 7.3 or Section 7.4 of this Agreement shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected.  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability to any party hereto (or any of its Representatives or Affiliates or any Parent Related Party); provided that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability to pay the Termination Fee or Parent Fee or pursuant to this Section 7.5 or relieve the Company of any liability for intentional breach of Section 5.2 of this Agreement and (ii) the provisions set forth in the second sentence of Section 8.1 shall survive the termination of this Agreement.

(b)           In the event that:

(i)            (x) this Agreement is terminated pursuant to Section 7.2(a), 7.2(b) or 7.4(b), (y) any Person shall have publicly made an Acquisition Proposal after the date of this Agreement but prior to the date of the Stockholders Meeting and (z) within twelve months of such termination a transaction in respect of any Acquisition Proposal is consummated or the Company shall have entered into any Acquisition Proposal (in each case, whether the Acquisition Proposal made prior to the Stockholders Meeting or a different Acquisition Proposal) that is later consummated; the Company shall pay the Termination Fee to Parent or its designee by wire transfer of same day funds to one or more accounts designated by Parent promptly, but in no event later than three Business Days, after the date of such consummation; provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii)           this Agreement is terminated by the Company pursuant to Section 7.3(a), the Company shall pay the Termination Fee to Parent or its designee immediately prior to or concurrent with such termination by wire transfer of same day funds to one or more accounts designated by Parent; or

(iii)          this Agreement is terminated by Parent pursuant to Section 7.4(a), the Company shall pay the Termination Fee to Parent or its designee promptly, but in any event within three Business Days after, the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent.

(c)           In the event that this Agreement is terminated pursuant to (i) Section 7.3(b) or (ii) Section 7.3(c), then Parent shall promptly, but in no event later than three Business Days, after the date of such termination, pay or cause to be paid to the Company or its designees an amount equal to $112,900,000 (the “Parent Fee”) by wire transfer of same day funds to one or more accounts designated by the Company.

(d)           The parties acknowledge that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  Accordingly, if the Company fails to timely pay the amount due pursuant to Section 7.5(b), or Parent fails to promptly pay any amounts due pursuant to Section 7.5(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 7.5(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 7.5(c) or any portion thereof, the Company shall pay to Parent or Merger Sub or Parent shall pay to the Company, as the case may be, its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

(e)           Notwithstanding anything to the contrary in this Agreement, the parties hereby expressly acknowledge and agree that:

(i)            the Company’s receipt of the Parent Fee to the extent payable pursuant to Section 7.5(c) (including its rights to enforce the Limited Guarantee with respect thereto), the Reimbursement Obligations and the Company’s right to specific performance pursuant to Section 8.7 shall be the sole and exclusive remedies of the Company against (w) Parent, Merger Sub or the Guarantors, (x) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or the Guarantors, (y) any Financing Source or (z) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (collectively, the “Parent Related Parties”) in respect of this Agreement, any agreement executed in connection herewith, including the Financing Letters and the Limited Guarantee, and the transactions contemplated hereby and thereby, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith, including the Financing Letters and the Limited Guarantee, and the transactions contemplated hereby and thereby;

(ii)           in no event shall the Company be entitled to seek or obtain any recovery or judgment in excess of the Parent Fee (plus, in the case the Parent Fee is not timely paid, the amounts described in Section 7.5(d)) and the Reimbursement Obligations, against any of the Parent Related Parties, and in no event shall the Company be entitled to seek or obtain any other damages of any kind against any Parent Related Party, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, any agreement executed in connection herewith, including the Financing Letters and the Limited Guarantee, and the transactions contemplated hereby and thereby (including, any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, this Section 7.5(e)(ii) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 8.7 prior to the termination of this Agreement in accordance with its terms;

(iii)          Parent’s receipt of the Termination Fee from the Company to the extent payable pursuant to Section 7.5(b) and Parent’s right to specific performance pursuant to Section 8.7 shall be the sole and exclusive remedies of Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company, its Subsidiaries or any of their respective Affiliates and any of the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Company Parties”) in respect of this Agreement, any agreement executed in connection herewith, including the Financing Letters and the Limited Guarantee, and the transactions contemplated hereby and thereby, and upon payment of such amounts, none of the Company Parties shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith, including the Financing Letters and the Limited Guarantee, and the transactions contemplated hereby and thereby;

(iv)          in no event shall Parent, Merger Sub or the Guarantors be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee (plus, in the case the Termination Fee is not timely paid, the amounts described in Section 7.5(d)) against any Company Party, and in no event shall Parent, Merger Sub or the Guarantors be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 7.5(e)(iv) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 8.7 prior to the termination of this Agreement in accordance with its terms.

(f)            The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee, or Parent be required to pay the Parent Fee, on more than one occasion, whether or not the Termination Fee or Parent Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

ARTICLE VIII

GENERAL PROVISIONS

8.1.          Survival.  This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 5.8, 5.9,  5.10 and 5.13(e) shall survive the consummation of the Merger.  This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Sections 5.9, 5.13(d), 5.13(e) and 7.5 and the Confidentiality Agreement (to the extent provided therein) shall survive the termination of this Agreement.  No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Merger or the termination of this Agreement.

8.2.          Modification or Amendment.  Subject to the provisions of applicable Law, the parties hereto may modify or amend this Agreement, by written agreement executed by each of the respective parties by action taken by their respective boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee); provided that, following receipt of the Company Stockholder Approval, no amendment shall be made to this Agreement which by Law would require further approval by the stockholders of the Company without obtaining such approval.

8.3.          Waiver; Extension.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by applicable Law.  At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties or (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.4.          Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.5.          GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a)           THIS AGREEMENT AND ALL ACTIONS (WHETHER AT LAW, IN CONTRACT OR IN TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.  Each party hereto agrees that it shall bring any Action between the parties or involving any member of the Company Related Parties or Parent Related Parties (other than the Financing Sources) arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”), and solely with respect to any such Action (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto or any member of the Company Related Parties or Parent Related Parties (other than the Financing Sources) and (iv) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 8.6 of this Agreement.  Notwithstanding the foregoing, each of the parties hereto agrees that (x) the Financing Letters and all actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to the Financing Letters, or the negotiation, execution or performance thereof shall be governed by and construed in accordance with the laws of the State of New York and (y) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby (including the Financing, including but not limited to any dispute arising out of or relating to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof)).

(b)                                 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING LETTERS OR THE FINANCING.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6.                              Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, delivery of which is confirmed electronically, or by overnight courier:

If to Parent or Merger Sub, to:

Sterling Parent Inc.

Sterling Merger Inc.

c/o Providence Equity Partners L.L.C.

Nine West 57th Street, Suite 4700

New York, NY 10019

Attn:  Christopher C. Ragona

Telephone:  (212) 588-6700

Facsimile:  (212) 588-6701

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue

New York, NY 10022

Attention: Margaret A. Davenport
William D. Regner

fax: (212) 909-6836

If to the Company, to:

SRA International, Inc.
4300 Fair Lakes Court

Fairfax, VA 22033
Attention:  General Counsel
Facsimile:  (703) 227-7050

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
655 15th Street, NW

Washington, DC 20005

Attention: George P. Stamas

Alexander D. Fine

Andrew M. Herman
fax: (202) 879-5100

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the U.S. mail, if sent by registered or certified mail, postage prepaid; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein) or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

8.7.                              Specific Performance.

(a)                                  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article VII, the parties shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, except as provided in Section 8.7(b).

(b)                                 Notwithstanding Section 8.7(a), it is expressly agreed that the Company shall be entitled to seek specific performance of Parent’s obligation pursuant to the terms of this Agreement to cause the Rollover Investment to be made and the Equity Financing to be funded to fund the Merger and to consummate the Merger in the event that (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and the Rollover Investment is made at Closing, (iii) Parent and Merger Sub fail to complete the Closing in accordance with Section 1.2 and (iv) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded and the Rollover Investment is made, then the Closing will occur.  For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Rollover Investment to be made and the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing and the Rollover Investment is made at the Closing).

(c)                                  Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

8.8.                              Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Limited Guarantee and the Confidentiality Agreement, dated as of May 18, 2010, between Providence Equity Partners LLC and the Company (as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms, the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

8.9.                              No Third Party Beneficiaries.  Except (i) for the rights under Article II on and after the Effective Time of the holders of Shares, Company Options and Company

Restricted Stock Awards to receive payments therefor and (ii) as provided in Section 5.10, 5.13(e), 7.5 and 8.5 (each of which provisions is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), each of Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third party beneficiaries under Section 5.10 shall not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.3 without notice or liability to any other Person.  Notwithstanding the foregoing, each Financing Source (and its Representatives) shall be express third party beneficiaries with respect to Sections 7.5(a),7.5(e) and 8.5.

8.10.                        Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.11.                        Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) imposed under applicable Law on the Parent and/or Merger Sub in connection with the Merger shall be paid by Parent and Merger Sub when due.

8.12.                        Definitions; Construction.

Definitions.  As used herein:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company or (ii) any other proposal or offer which, if consummated, would result in a direct or indirect acquisition of more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company, in each case other than the transactions contemplated by this Agreement.

“Actions” means any legal or administration proceeding, litigation, suit, investigation, arbitration or similar action.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“Company Material Adverse Effect” means any fact, circumstance, change, event, development, occurrence or effect that (i) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business, properties, assets or results of operations of the Company and its Subsidiaries taken as a whole or (ii) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated hereby; provided that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)                                     any facts, circumstances, changes, events, occurrences or effects generally affecting (A) the principal industries in which the Company and its Subsidiaries operate or (B) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or

(ii)                                  any facts, circumstances, changes, events, occurrences or effects, arising out of, resulting from or attributable to (A) changes in Law, in applicable regulations of any Governmental Entity, in generally accepted accounting principles or in accounting standards (or authoritative interpretation or enforcement thereof), (B) other than for purposes of the representations and warranties made in Section 3.4 or, to the extent related to such representations and warranties, Section 6.2(a), the public announcement of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation relating to this Agreement, the Merger or the other transactions contemplated by this Agreement, (C) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent’s written request, (F) any change or announcement of a potential change in the Company’s credit ratings, (G) any decline in the market price, or change in trading volume, of any capital stock of the Company, or (H) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position;

provided that (x) changes, events, occurrences or effects set forth in clauses (i), (ii)(A), (ii)(C) and (ii)(D) above may be taken into account in determining whether there has been or is a “Company Material Adverse Effect” to the extent such changes, events, occurrences or effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in relation to other Persons operating in the principal industries in which the Company and its Subsidiaries operate, and (y) that the underlying cause of any decline, change or failure referred to in clauses (ii)(F), (ii)(G) and (ii)(H)(if not otherwise falling within any of the exceptions set forth in clause (i) and clauses (ii)(A) through (H) above) shall be taken into in determining whether there is a “Company Material Adverse Effect”.

“Company Option Plans” means the Company’s 1994 Stock Option Plan, the 2002 Stock Incentive Plan and the 2010 Incentive Plan.

“Company Related Parties” means the Company, its Subsidiaries and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents.

“Company Stockholder Approval” means (i) the adoption of this Agreement by an affirmative vote of a majority of all votes that may be cast with respect to the outstanding Shares, voting together as though a single class of capital stock, entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose and (ii) the adoption of this Agreement by the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote on such matter (excluding all shares of Class A Common Stock beneficially owned, whether directly or indirectly, by Volgenau) at a stockholders’ meeting duly called and held for such purpose.

“Contract” means any written contract, note, bond, mortgage, indenture, lease, license, agreement or other binding instrument.

“Credit Facility” refers to the $285 million revolving credit facility dated as of August 9, 2007, and amended on May 29, 2008, by and between the Company, as borrower, and SunTrust Bank, Citibank, N.A., Bank of America, N.A., J.P. Morgan Chase Bank, N.A., Wachovia Bank, N.A., Branch Banking and Trust Company, Fifth Third Bank, Commerce Bank, N.A. and PNC Bank, N.A., as lenders.

“Environmental Law” means any applicable Law, rule or regulation from any Governmental Entity concerning (i) the protection of the environment, (including air, water, soil and natural resources), or (ii) the use, storage, handling, release or disposal of Hazardous Substances, in each case as presently in effect.

“ESPP” means the Company’s 2004 Employee Stock Purchase Plan.

“Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group or another group that included such Person immediately prior to the No Shop Period Start Date, represent at least 50% of the equity financing of such group at all times following the No Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the No Shop Period Start Date, an Acquisition Proposal that the Company Board determines, in good faith, prior to or as of the No Shop Period Start Date and after consultation with its financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal; provided, that, notwithstanding anything to the contrary contained herein, any such Person or group shall cease to be an “Excluded Party” on 12:00 am New York City time on the Cut-off Date unless, prior to such time, the Company has entered into an Alternative Acquisition Agreement with respect to a Superior Proposal from such Person or group or at any time such Person or group ceases to be actively pursuing efforts to acquire the Company.

“Excluded Subsidiaries” means (i) Era Systems Corporation, a Delaware corporation and its Subsidiaries and (ii) SRA Global Clinical Development LLC, a North Carolina limited liability company and its Subsidiaries.

“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Commitment Letters or alternative debt financings in connection with the transactions contemplated hereby and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns.

“FOCI” means foreign ownership, control or influence, within the meaning of the NISPOM.

“Government Bid” means any offer to sell products or services made by the Company or any of its Subsidiaries prior to the Closing Date which, if accepted, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, task order or other similar arrangement of any kind, as modified by binding modification or change orders, between the Company or any of its Subsidiaries, on the one hand, and (i) any Governmental Entity, (ii) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or (iii) any subcontractor (or lower tier subcontractor) with respect to any Contract of a type described in clauses (i) or (ii) above, on the other hand.

“Governmental Entity” means any domestic or foreign, transnational, supranational, federal, state, local or municipal governmental, administrative, judicial or regulatory authority, agency, commission, bureau, body, department, court, arbitrator, board, self regulatory organization or other legislative, executive, or judicial governmental entity or instrumentality.

“Hazardous Substance” means any substance presently defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including petroleum and any derivative or by-products thereof.

“Intellectual Property” means all intellectual property including intellectual property rights of any type or nature recognized by Law, however denominated throughout the world in and to (i) trademarks, trade names, service marks, service names, logos, assumed names, trade dress, brand names, domain names, website contents, mask works, the goodwill in any of the foregoing, works of authorship and copyrights; (ii) registrations and applications to register any of the foregoing; (iii) Software; (iv) data, technology, Know-how, patents and patent applications; and (v) rights of privacy and publicity.

“International Trade Laws and Regulations” means all Laws concerning the importation of merchandise, the export or re-export of products, services and technology, the terms and conduct of international transactions, making or receiving international payments and the authorization to hold an ownership interest in a business located in a country other than the United States, including the laws administered and the regulations promulgated by the United States Customs and Border Protection, the Export Administration Act of 1979, as amended, the Export Administration Regulations, the Arms Export Control Act, ITAR, Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Persons, the embargoes and restrictions administered by the United States Offices of Foreign Asset Controls, the FCPA, laws and regulations by other countries concerning the ability of U.S. Persons to own business and conduct business in those countries, laws and regulations by other countries implementing the OECD Convention on Combating Bribery of Foreign Officials, restrictions by other countries on holding foreign currency and repatriating funds and other laws and regulations adopted by the government or agencies of other countries relating to the same subject matter as the United States statutes and regulations described above.

“Know-how” means all customer lists, inventions, processes, designs, trade secrets, know-how, ideas, research and development, databases and confidential information.

“Knowledge of Parent” means with respect to the Parent, the actual knowledge of those persons set forth in Section 8.12(a)-1 of the Parent Disclosure Schedule.

“Knowledge of the Company” means with respect to the Company, the actual knowledge of those persons set forth in Section 8.12(a)-1 of the Company Disclosure Schedule.

“Law” means, for any Person, all foreign, federal, state and local laws, statutes, ordinances, rules, regulations, orders, permits, licenses, certificates of authority, judgments, decrees and bodies of law, in each case of or by any Governmental Entity, to which the Person or any of its business or businesses is subject.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Marketing Period” shall mean the first period of 20 consecutive Business Days commencing after the date hereof and throughout which (a) Parent shall have the Required Information, (b) the conditions set forth in Section 6.1 are satisfied and (c) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied, assuming that such conditions were applicable at any time during such 20 consecutive Business Day period; provided that (x) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained, (y) if the Marketing Period has not ended on or prior to August 14, 2011, the Marketing Period shall commence no earlier than September 7, 2011, and (z) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period:

(i)                                     Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company Reports, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by Deloitte & Touche LLP or another independent public accounting firm reasonably acceptable to Parent;

(ii)                                  the financial statements included in the Required Information that is available to Parent on the first day of any such 20 consecutive Business Day period would not be sufficiently current on any day during such 20 consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Parent of updated Required Information that would be sufficiently current to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period;

(iii)                               the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Company Report or Company Reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP;

(iv)                              the Company shall have been delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q or any other material Company Report, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such delinquencies have been cured; or

(v)                                 if the Company has received any material accounting comments from the staff of the SEC on its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as such may be amended, the Marketing Period will be deemed not to commence at the earliest unless and until all such material accounting comments have been satisfactorily resolved with the SEC staff.

If at any time the Company shall in good faith reasonably believe that the Marketing Period has begun, it may deliver to Parent a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period has not begun and, within three Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity why it believes the Marketing Period has not begun (including, if Parent believes the Required Information has not been provided, stating with specificity which items of Required Information have not been provided).

“Order” means any charge, temporary restraining order or other order, writ, injunction (whether preliminary, permanent or otherwise), judgment, decree, ruling,

award or settlement, whether civil, criminal or administrative, of any Governmental Entity.

“Parent Material Adverse Effect” means any fact, circumstance, change, event or occurrence that would prevent or materially delay the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby on a timely basis.

“Permitted Liens” means (i) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions do not materially interfere with the use of such real property or the Company’s or any of its Subsidiaries’ operation of their respective businesses as currently operated or otherwise materially and adversely impair the Company’s current business operations at such location), (ii) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (iii) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iv) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (v) encumbrances that do not materially impair the ownership or use of the assets to which they relate, (vi) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records, (vii) licenses granted to third parties in the ordinary course of business by the Company or any of its Subsidiaries and (viii) Liens set forth on Section 8.12(a)-2 of the Company Disclosure Schedule, with respect to the indebtedness of the Company or any of its Subsidiaries in existence as of the date hereof, in each case as security for such indebtedness and so long as there is no default under such indebtedness.

“Person” means any individual, corporation (including a not-for-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment, (ii) foreign exchange or currency controls, or (iii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financial advisors, agents and other representatives of such Person and of any Subsidiary of such Person.

“Software” means all computer software, including source codes, machine readable code, object code, algorithms and printed listings of code, in any and all forms and media, and all related documentation.

“Solvent” means as of any date of determination and with respect to the Surviving Corporation and its Subsidiaries, that (i) the Fair Value and Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities; (ii) the Surviving Corporation and its Subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iii) the Surviving Corporation and its Subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature, where the terms “Fair Value”, “Present Fair Salable Value”, “Stated Liabilities”, “Identified Contingent Liabilities”, “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature”, and “Do not have Unreasonably Small Capital”, have the respective meanings given to such terms in the form of solvency certificate attached as Exhibit E-1 to the Debt Commitment Letter as in effect on the date hereof.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that is not solicited or received in violation of Section 5.2 and that the Company Board has determined in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is (i) reasonably likely to be consummated in accordance with its terms, and (ii) if consummated, would be more favorable to the Company’s stockholders (excluding Volgenau) than the Merger and the other transactions contemplated by this

Agreement, taking into account at the Company Board’s discretion and without limitation, (a) all financial considerations, (b) the identity of the Person making such Acquisition Proposal, (c) the anticipated timing, conditions and prospects for completion of such Acquisition Proposal, (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including all relevant legal, regulatory and financial aspects of such Acquisition Proposal and the Person making the proposal, and (e) any other aspects of such Acquisition Proposal deemed relevant by the Company Board.

“Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, escheat obligation, ad valorem, property, withholding, excise, production, value added, transfer, license, estimated, occupancy and other taxes, duties, fees, charges or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates information returns and other similar documents) required to be supplied to a Governmental Entity relating to Taxes, including any amendment thereof.

“Teaming Agreement” has the meaning of the term “contractor team arrangement” as set forth in FAR 9.601.

“Termination Fee” means an amount equal to $28,200,000 if the Termination Fee becomes payable in connection with an Acquisition Proposal made by an Excluded Party, and means an amount equal to $47,000,000 in all other circumstances.

(b)                                 Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement.  The Company has or may have set forth information in the Company Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in the Company

Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.

8.13.                        Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.14.                        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that Parent and Merger Sub may assign this Agreement (in whole but not in part) to (i) Parent or any of its Affiliates; provided that such assignment would not constitute a Parent MAE, and/or (ii) to any Financing Sources pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Financing.  No assignment by any party hereto shall relieve such party of any of its obligations hereunder.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

8.15.                        Headings.  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

8.16.                        Delivery by Facsimile or Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of each of the parties hereto as of the date first written above.

SRA INTERNATIONAL, INC.

By:	/s/ Stanton D. Sloane
Name: Dr. Stanton D. Sloane
Title: President and Chief Executive Officer

STERLING PARENT INC.

By:	/s/ Julie Richardson
Name: Julie G. Richardson
Title: President

STERLING MERGER INC.

By:	/s/ Julie Richardson
Name: Julie G. Richardson
Title: President

Signature Page to Agreement and Plan of Merger